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Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-88718
and 333-21157

Prospectus Supplement
(To Prospectus dated November 21, 2002)

13,200,000 Shares
Common Stock

This is a public offering of 13,200,000 shares of common stock of The Macerich Company.

Our common stock is traded on the New York Stock Exchange under the symbol "MAC." On November 21, 2002, the last reported sale price of our common stock was $29.01 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$29.00	$382,800,000
Underwriting discounts and commissions	$1.31	$17,292,000
Proceeds, before expenses, to The Macerich Company	$27.69	$365,508,000

We have granted the underwriters the right to purchase up to 1,980,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Salomon Smith Barney
Credit Suisse First Boston
JPMorgan
Lehman Brothers
McDonald Investments Inc.

The date of this prospectus supplement is November 21, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $1,000,000,000, of which this offering is a part. In this prospectus supplement, we provide you with a general description of the shares of our common stock that we will offer under this prospectus supplement and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page 39 of the accompanying prospectus before investing in our common stock.

SUMMARY

        This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. The summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in, this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms "Macerich," "we," "our" and "us" refer to The Macerich Company and its subsidiaries, unless the context requires otherwise.

Our Company

        We are a real estate investment trust that primarily acquires, leases, manages, redevelops and develops regional malls located throughout the United States. We are the sole general partner of, and own a 77% interest in, The Macerich Partnership, L.P., which we refer to as the operating partnership. We conduct all of our operations through the operating partnership and our management companies. Together with our predecessors, we have been engaged in the shopping center business since 1965.

        As of September 30, 2002, we are one of the largest mall operators in the United States, as measured by gross leaseable area. We own directly or through joint ventures 56 regional malls, 21 community shopping centers and two development properties, aggregating approximately 57 million square feet of gross leaseable area. As of September 30, 2002, our mall and freestanding gross leaseable area occupancy rate was 93.6%, excluding major development and redevelopment properties.

Westcor Acquisition

        On July 26, 2002, we completed our acquisition of Westcor Realty Limited Partnership and its affiliated companies ("Westcor"). Westcor is the dominant owner, operator and developer of regional malls and urban villages in the greater Phoenix area. The Westcor portfolio includes nine regional malls with an aggregate gross leaseable area of approximately 10 million square feet in Arizona and Colorado. Of these nine malls, six are super-regional malls, each of which contain gross leaseable area of one million square feet or more. In addition, the Westcor portfolio includes interests in other properties, primarily community shopping centers or urban villages, with an aggregate gross leaseable area of approximately four million square feet, and two retail properties under development, as well as rights for over 1,000 acres of undeveloped land.

        In addition to the regional mall portfolio, the Westcor acquisition added experienced development capability to our long-standing acquisition and redevelopment expertise. Substantially all of Westcor's portfolio had been developed from the ground up by members of its existing management team, many of whom have become employees of Macerich.

        With the Westcor acquisition, we expanded our position in the western United States and established a leading position in the Phoenix-Mesa metropolitan statistical area, or MSA. The U.S. Census Bureau compiles data based on MSAs. The information that follows in this paragraph is derived from that census data. This MSA, which has approximately 3.2 million residents, is Arizona's largest and the 14th largest in the United States. This region is also one of the fastest growing in the United States. The population in the MSA grew by 54%, 41% and 45% in the 1970s, 1980s and 1990s, respectively.

        We paid approximately $1.475 billion to purchase Westcor, including the assumption of $733 million in existing debt, the issuance of approximately $72 million of convertible preferred units of the operating partnership and the issuance of $18.9 million of Westcor partnership units, which, subject to certain conditions, are convertible into operating partnership units.

Our Business Strategy

        Our primary investment objective is to enhance stockholder value by increasing our funds from operations per share and net asset value, by focusing on the acquisition, leasing, management, redevelopment and development of regional malls. We have a four-pronged business strategy to achieve our objective.

        Acquisitions.    We target well-located, quality regional malls that are or can become dominant in their trade area and have strong capital appreciation potential. We subsequently improve operating performance and returns from these properties through leasing, management and redevelopment.

        Leasing and Management.    Through our leasing and management efforts, we seek to increase the net operating income of each center by rolling below-market rents up to market levels as leases expire, adding features that will increase the number of shoppers visiting our malls, improving the tenant mix and increasing occupancy levels. By actively managing our properties, we not only maintain strong relationships with our tenants but also attract national and regional tenants to our properties.

        Redevelopment.    We also seek to improve the financial performance and quality of our properties by redeveloping, expanding and renovating our properties. Our extensive redevelopment expertise allows us to identify and pursue those opportunities that represent the best use of our capital to produce continued earnings growth. We believe our redevelopment projects will not only enhance long term financial returns but also the market position for each of our centers.

        Development.    Through our acquisition of Westcor and integration of the Westcor development team and pipeline, we are also pursuing ground-up development projects on a selective basis. We believe we can supplement our strong acquisition, operations and redevelopment skills with the Westcor ground-up development expertise to further increase growth opportunities.

Competitive Advantages

        We believe the following competitive advantages will allow us to achieve our business objectives.

        Leading Presence in the Western United States.    As of September 30, 2002, we are one of the three largest mall operators in the western United States, as measured by gross leaseable area. Our regional malls are primarily located in major metropolitan areas in this region. By focusing our activities geographically, we have developed a thorough understanding of the markets in which we operate, which allows us to quickly evaluate and capitalize on business opportunities as they arise in these areas.

        Experienced Management Team.    Our senior management team of eight executives has an average of more than 28 years of experience in the real estate industry, including experience in the acquisition, leasing, management, financing, redevelopment and development of assets. This management team currently owns approximately 16% of our company, which includes partnership units in the operating partnership, and therefore aligns management's interests with that of our stockholders.

        Large, Diversified Tenant Base.    As one of the largest regional mall owners, we are able to attract a diverse mix of national and regional tenants. Our national platform positions us favorably relative to smaller, local malls, because we can more easily attract tenants with good credit histories and stable customer bases. As of December 31, 2001, after giving effect to the acquisitions of The Oaks and Westcor, no tenant represented more than 4.5% of our base rental income.

        Development Capability and Pipeline.    The acquisition of Westcor has provided us with a proven development capability that augments our existing redevelopment expertise and enhances our internal growth potential. We have two properties under development, comprising approximately 880,000 square feet of gross leasable area, and have rights to over 1,000 acres of undeveloped land. The undeveloped land portfolio, which consists primarily of sites for regional malls, is located in markets that we believe have long-term growth prospects and complement our existing portfolio of properties in terms of both location and business synergies.

Recent Developments

        Acquisition of The Oaks.    On June 10, 2002, we completed our acquisition of The Oaks, a super-regional mall in Thousand Oaks, California. The mall has approximately 1.1 million square feet of gross leaseable area on two levels and is anchored by Macy's, Macy's Men's & Home Store, J.C. Penney, Robinsons-May and Robinsons-May Men's & Home Store.

        Redevelopment of Queens Center.    In late 2001, we purchased a five-acre parcel of land adjacent to the Queens Center as part of our redevelopment and expansion of that facility. The project involves both the renovation of the existing center, as well as an expansion of the center from 623,567 square feet to approximately one million square feet. Construction began in the second quarter of 2002, and we expect construction to be completed in phases through 2004, with stabilization to occur in 2005.

        Refinancing.    To finance a portion of the Westcor acquisition, we entered into a $380 million interim credit facility (the "Interim Credit Facility") with a term of six months plus two six-month extension options and a $250 million term loan with a maturity of three years with two one-year extension options. At the same time, we replaced our existing $200 million revolving credit facility with a new $425 million revolving credit facility. This increased revolving credit facility has a three-year term plus a one-year extension option. We intend to use a portion of this new revolving credit facility to retire all of our outstanding 7.25% convertible subordinated debentures, which mature on December 15, 2002.

        On October 21, 2002, we refinanced an existing loan at the recently-acquired Chandler Fashion Center, a super-regional mall in Chandler, Arizona with approximately 1.3 million square feet of gross leasable area. The new loan of $184 million has a fixed interest rate of 5.48% and matures in November 2012. We used a portion of the new loan proceeds to repay a $160 million floating rate construction loan that was scheduled to mature on December 28, 2002 and the balance to repay a portion of our Interim Credit Facility.

        Westcor Management Joint Venture.    As contemplated at the time of the Westcor acquisition, four of the Westcor principals are planning to leave our company to form a new company. We anticipate that we will work with them in developing malls and other retail projects in California, Arizona and Colorado.

        Dividend Declared.    On November 7, 2002, we declared a dividend of $0.57 per share of common stock payable on December 9, 2002 to stockholders of record on November 18, 2002. Purchasers of our common stock in this offering will not receive the dividend.

        Acquisition of Joint Venture Partner's Interest in Panorama City Associates.    On November 8, 2002, we purchased our joint venture partner's 50% interest in Panorama City Associates, which owns Panorama Mall in Panorama, California. The purchase price was approximately $23.7 million.

        Buyout of FlatIron Crossing Joint Venture.    We have an agreement to buy out our joint venture partner in the FlatIron Crossing super-regional mall in the Denver-Boulder area. The purchase price is approximately $68.5 million in cash plus the assumption of our partner's share of the joint venture debt. We anticipate that this transaction will close in early 2003.

        Sale of Interest in Paradise Village Gateway.    We have entered into an agreement to sell our 67% interest in the partnership that owns Paradise Village Gateway for approximately $17.3 million in cash. The closing is anticipated to occur before December 31, 2002 and is subject to customary closing conditions. Paradise Village Gateway is an urban village with approximately 300,000 square feet of gross leaseable area located in Phoenix, Arizona.

The Offering

Common stock offered	13,200,000 shares (15,180,000 shares if the underwriters exercise their over-allotment option in full)
Common stock to be outstanding after the offering(1)	50,040,655 shares (52,020,655 shares if the underwriters exercise their over-allotment option in full)
Use of proceeds	We intend to use the net proceeds from the offering to repay the Interim Credit Facility and to reduce indebtedness under our term loan and revolving credit facility.

(1)
Includes 520,601 shares of unvested restricted common stock and excludes shares of common stock issuable upon exercise of employee stock options and conversion of our operating partnership units, convertible debentures and Series A, Series B and Series D Preferred Stock. See "Description of Our Common Stock" in the accompanying prospectus.

USE OF PROCEEDS

        The net proceeds to us from the offering (after deducting the underwriting discounts, commissions and estimated offering expenses) are estimated to be approximately $365.2 million and approximately $420.0 million if the underwriters exercise the over-allotment option in full. We intend to use approximately $346.0 million of these proceeds for the repayment of the Interim Credit Facility. We intend to allocate half of the remaining net proceeds to the repayment of a portion of our term loan and the other half to the repayment of a portion of our revolving credit facility. The Interim Credit Facility matures on January 26, 2003 and currently bears interest at a rate of LIBOR plus 2.75%. The interest rate was 4.56% as of September 30, 2002. The term loan and the revolving credit facility mature on July 26, 2005 and currently bear interest at a rate of LIBOR plus 3.00%. The interest rate was 4.78% as of September 30, 2002. We used the proceeds from the Interim Credit Facility and the term loan and a portion of the revolving credit facility to finance a portion of the Westcor acquisition. We also use borrowings under our revolving credit facility for general corporate purposes.

        Certain of the underwriters or their respective affiliates, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., McDonald Investments Inc., Dresdner Kleinwort Wasserstein Securities LLC, Scotia Capital (USA) Inc. and U.S. Bancorp Piper Jaffray Inc., are lenders under our Interim Credit Facility. Certain of the underwriters or their respective affiliates, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC and U.S. Bancorp Piper Jaffray Inc., are also lenders under our revolving credit facility. An affiliate of Dresdner Kleinwort Wasserstein Securities LLC is also a lender under our term loan.

CAPITALIZATION

        The following table sets forth our actual consolidated capitalization at September 30, 2002 and as adjusted to give effect to the sale of 13,200,000 shares of common stock at an offering price of $29.00 per share that we are offering by this prospectus supplement and the application of the estimated net proceeds, excluding estimated offering expenses (other than underwriting discounts and commissions) of $350,000.

	September 30, 2002
	(unaudited)
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$63,165	$63,165

Debt:
Mortgage notes payable	$1,700,415	$1,700,415
Bank notes payable	850,000	484,492
Convertible debentures	125,148	125,148

Total debt	2,675,563	2,310,055
Minority interest in operating partnership	166,229	166,229
Commitments and contingencies
Series A cumulative convertible redeemable preferred stock, $.01 par value, 3,627,131 shares authorized and issued and outstanding, actual and as adjusted	98,934	98,934
Series B cumulative convertible redeemable preferred stock, $.01 par value, 5,487,471 shares authorized and issued and outstanding, actual and as adjusted	148,402	148,402
Common stockholders' equity:
Common stock, $.01 par value, 100,000,000 shares authorized; 36,271,718 shares issued and outstanding, actual; 49,471,718 shares issued and outstanding, as adjusted(1)	360	492
Additional paid in capital	467,668	833,044
Accumulated deficit	(35,901)	(35,901)
Accumulated other comprehensive loss	(5,173)	(5,173)
Unamortized restricted stock	(12,217)	(12,217)

Total common stockholders' equity	414,737	780,245

Total capitalization	$3,503,865	$3,503,865

(1)
Does not include 529,726 shares of unvested restricted common stock.

HISTORICAL PRICE RANGE AND DIVIDENDS

        Our common stock is listed and traded on the New York Stock Exchange under the symbol "MAC." In 2002 (through November 21), our shares have traded in a range between a high of $31.67 and a low of $25.25.

        As of November 21, 2002, there were approximately 592 stockholders of record. The table below shows high and low sales prices per share of common stock, as reported by the New York Stock Exchange, during each of the periods indicated and dividends per share of common stock declared and paid for these periods.

        On November 7, 2002, we declared a dividend of $0.57 per share of common stock payable on December 9, 2002 to stockholders of record on November 18, 2002. Purchasers of our common stock in this offering will not receive the dividend.

			High	Low	Dividends
2000
	1st	Quarter	$23.94	$18.81	$0.51
	2nd	Quarter	$24.25	$20.13	$0.51
	3rd	Quarter	$24.75	$20.19	$0.51
	4th	Quarter	$21.31	$18.31	$0.53
2001
	1st	Quarter	$21.95	$18.75	$0.53
	2nd	Quarter	$24.88	$21.15	$0.53
	3rd	Quarter	$25.41	$21.35	$0.53
	4th	Quarter	$26.70	$21.75	$0.55
2002
	1st	Quarter	$30.49	$26.00	$0.55
	2nd	Quarter	$31.67	$27.76	$0.55
	3rd	Quarter	$31.24	$25.25	$0.55
	4th	Quarter (through November 21)	$31.05	$27.30	—

OUR COMPANY

Business

        We are a real estate investment trust, or REIT, that primarily acquires, leases, manages, redevelops and develops regional malls located throughout the United States. We are the sole general partner of, and own a 77% ownership interest in, The Macerich Partnership, L.P., a Delaware limited partnership, which we refer to as the operating partnership. We conduct all of our operations through the operating partnership and our five management companies, Macerich Property Management Company, LLC, Macerich Management Company, Westcor Partners, LLC, Macerich Westcor Management, LLC and Westcor Partners of Colorado, LLC.

        The operating partnership owns directly or through joint ventures 56 regional malls, 21 community shopping centers and two development properties, aggregating approximately 57 million square feet of gross leasable area, or GLA. We refer to these 79 regional malls, community shopping centers and development properties as the "Centers."

        As of September 30, 2002, our mall and freestanding gross leaseable area occupancy rate was 93.6%, excluding major development and redevelopment properties.

Industry Overview

        There are several types of retail shopping centers, which are differentiated primarily based on size and marketing strategy. Regional malls generally contain in excess of 400,000 square feet of GLA and are typically anchored by two or more department or large retail stores, or anchors. Regional malls also typically contain numerous diversified retail stores, most of which are national or regional retailers typically located along corridors connecting the anchors. Community shopping centers, also referred to as "strip centers" or "urban villages," are retail shopping centers that are designed to attract local or neighborhood customers and are typically anchored by one or more supermarkets, discount department stores and/or drug stores. Community shopping centers typically contain 100,000 square feet to 400,000 square feet of GLA. In addition, freestanding retail stores are located along the perimeter of the shopping centers. Tenants typically contribute funds for the maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operation of the shopping center.

        Regional malls.    A regional mall draws from its trade area by offering a variety of fashion merchandise, hard goods and services and entertainment, often an enclosed, climate controlled environment with convenient parking. Regional malls provide an array of retail shops and entertainment facilities and often serve as the town center and the preferred gathering place for community, charity, and promotional events. Regional malls have generally provided owners with relatively stable growth in income despite the cyclical nature of the retail business. This stability is due both to the diversity of tenants and to the typical dominance of regional malls in their trade areas.

        Regional malls have different strategies with regard to price, merchandise offered and tenant mix, and are generally tailored to meet the needs of their trade areas. Anchor tenants are located along common areas in a configuration designed to maximize consumer traffic for the benefit of the other mall stores. Mall GLA, which generally refers to gross leasable area contiguous to the anchors for tenants other than anchors, is leased to a wide variety of smaller retailers. Mall stores other than anchors typically account for the majority of the revenues of a regional mall.

        Community Shopping Centers.    Community shopping centers are designed to attract local and neighborhood customers and are typically open-air shopping centers, with one or more supermarkets, drugstores or discount department stores. National retailers such as Kids-R-Us at Bristol Shopping Center and Mervyn's at Camelback Colonnade provide our community shopping centers with the opportunity to draw from a much larger trade area than a typical supermarket or drugstore anchored community shopping center. For purposes of this prospectus supplement, community shopping centers include our specialty retail centers, which are designed as lifestyle centers.

Business Strategy

        Our primary investment objective is to enhance stockholder value by increasing our funds from operations per share and net asset value, by focusing on the acquisition, leasing, management, redevelopment and development of regional malls. We have a four-pronged business strategy to achieve our objective.

        Acquisitions.    We target well-located, quality regional malls that are or can become dominant in their trade area and have strong capital appreciation potential. We subsequently improve operating performance and returns from these properties through leasing, management and redevelopment.

        Leasing and Management.    Through our leasing and management efforts, we seek to increase the net operating income of each Center by rolling below-market rents up to market levels as leases expire, adding features that will increase the number of shoppers visiting our malls, improving the tenant mix and increasing occupancy levels. By actively managing our properties, we not only maintain strong relationships with our tenants but also attract national and regional tenants to our properties.

        Redevelopment.    We also seek to improve the financial performance and quality of our properties by redeveloping, expanding and renovating our properties. Our extensive redevelopment expertise allows us to identify and pursue those opportunities that represent the best use of our capital to produce continued earnings growth. We believe our redevelopment projects will not only enhance long-term financial returns but also the market position for each of our Centers.

        Development.    Through our acquisition of Westcor and integration of the Westcor development team and pipeline, we are also pursuing ground-up development projects on a selective basis. We believe we can supplement our strong acquisition, operations and redevelopment skills with the Westcor ground-up development expertise to further increase growth opportunities.

        An example of how we implement our business strategy is Queens Center. Consistent with our strategy of acquiring dominant malls, we acquired Queens Center in 1995. Queens Center is the only regional mall in the Borough of Queens, which has a population of over 2 million people according to the U.S. Census Bureau. Through our leasing and management expertise, we substantially increased the net operating income of this property and we have recently started a major expansion of this already dominant New York mall. The project involves both the renovation of the existing Center, as well as an expansion of the Center from 623,567 square feet to approximately one million square feet, including the addition of 250,000 square feet of mall shops. Construction began in the second quarter of 2002, and we expect construction to be completed in phases through 2004, with stabilization to occur in 2005. The expansion will allow Macerich to meet strong market demand and create a merchandise mix that will have a much broader appeal to the entire borough.

Westcor Acquisition

        On July 26, 2002, we completed our acquisition of Westcor. Prior to this acquisition, Westcor was a privately-owned, fully integrated real estate operating company headquartered in Phoenix, Arizona. Westcor historically focused on the development, ownership and management of regional malls and the complementary community shopping center or "urban village" properties that surround regional malls. Substantially all of Westcor's portfolio had been developed from the ground up.

        Westcor's portfolio included nine high-quality regional and super-regional malls, including the Scottsdale Fashion Square and Chandler Fashion Center in the Phoenix area and FlatIron Crossing in Colorado's Denver-Boulder area. The aggregate gross leaseable area in this portfolio was approximately

14.1 million square feet in Arizona and Colorado. In addition, the portfolio included two retail properties under development, as well as rights to over 1,000 acres of undeveloped land.

        We paid approximately $1.475 billion to purchase Westcor, including the assumption of $733 million in existing debt and the issuance of approximately $72 million of convertible preferred units of the operating partnership. Additionally, $18.9 million of Westcor partnership units were issued, which, subject to certain conditions, can be converted on a one-for-one basis into partnership units of the operating partnership. The balance of the purchase price was paid in cash, which was provided primarily from the Interim Credit Facility and a $250 million term loan. For the pro forma financial information related to the Westcor acquisition, see our Current Report on Form 8-K/A, for the event date July 26, 2002.

Leasing and Management

        We believe that the shopping center business requires specialized skills across a broad array of disciplines for effective and profitable operations. For this reason, we have developed a fully integrated real estate organization with in-house acquisition, accounting, construction, finance, leasing, legal, marketing, property management, redevelopment and development expertise. In addition, we emphasize a philosophy of decentralized property management, leasing and marketing performed by on-site professionals. We believe that this strategy results in the optimal operation, tenant mix and drawing power of each Center as well as the ability to quickly respond to changing competitive conditions of the Center's trade area.

        We believe that on-site property managers can most effectively operate the Centers. Each Center's property manager is responsible for overseeing the operations, marketing, maintenance and security functions at the Center. Property managers focus special attention on controlling operating costs, a key element in the profitability of the Centers, and seek to develop strong relationships with and to be responsive to the needs of retailers.

        Similarly, we generally utilize decentralized leasing, and accordingly, most of our leasing managers are located on-site to better understand the market and the community in which a Center is located. Leasing managers are charged with more than the responsibility of leasing space. They continually assess and fine tune each Center's tenant mix, identify and replace underperforming tenants and seek to optimize existing tenant sizes and configurations.

Redevelopment

        One of the major components of our business strategy is the redevelopment of acquired properties. For this reason, we have built a staff of redevelopment professionals who have primary responsibility for identifying redevelopment opportunities that will result in enhanced long-term financial returns and market position for the Centers. The redevelopment professionals oversee the design and construction of the projects in addition to obtaining required governmental approvals.

Development

        While our historical activity has concentrated on the acquisition and redevelopment of Centers, we will now, with the addition of Westcor's development expertise, be able to pursue a business strategy that combines elements of both redevelopment and development activity.

        In pursuing new development opportunities, we intend to focus on projects that have the potential to thrive in their trade areas by virtue of desirable location, tenant line-up, design and critical mass. We believe that Westcor's long-standing relationships and activity will give us access to new opportunities from land owners, municipalities and department stores both in the Phoenix area and other cities in the southwestern United States.

        As of September 30, 2002, we have two properties under development, comprising approximately 880,000 square feet of gross leasable area, and have rights to over 1,000 acres of undeveloped land. The undeveloped land portfolio, which consists primarily of sites for regional malls, is located in markets that we believe have long-term growth prospects and complement our existing portfolio of properties in terms of both location and business synergies.

        The two properties under development, Scottsdale 101 and La Encantada, are currently estimated for completion over the next two years.

        La Encantada—This is a 37-acre site located in Tucson, Arizona. Construction has commenced on a 250,772 square foot open-air village with a variety of upscale national retailers and boutiques. Stabilization is projected to occur in 2004.

        Scottsdale 101—This is a 70-acre site located in Scottsdale, Arizona, which is ground leased. Our plans are to build a 629,000 square foot community shopping center. Construction has commenced this year with stabilization expected in 2004.

Capital Recycling

        From time to time, we may sell non-core assets and/or contribute assets we own to joint ventures or to third parties. The proceeds from these activities will be used to fund our development and redevelopment activities or support other corporate needs.

Joint Ventures

        We have a history of entering into single asset and multi-asset joint ventures with a variety of partners in the real estate business. Currently, our two largest joint ventures are with Ontario Teachers' Pension Plan Board and Simon Property Group, Inc. As of September 30, 2002, our joint venture partnerships had approximately $3.5 billion in real estate assets net of accumulated depreciation and approximately $2.2 billion in mortgage notes payable. Our pro rata share of joint venture debt as of that date was approximately $1.1 billion. As of September 30, 2002, approximately 52% of our Centers are owned in joint ventures. We believe such joint venture arrangements provide an attractive alternative to other forms of financing, whether for other acquisitions or other business opportunities. We will continue our policy of pursuing joint venture/co-investment opportunities if they appear to be more efficient and advantageous over the long term.

        Ontario Teachers' Pension Plan Board.    We formed Pacific Premier Retail Trust in 1999 as a joint venture with the Ontario Teachers' Pension Plan Board. This joint venture owns six regional malls and one mixed-use retail/office complex containing approximately 8.3 million square feet of gross leasable area.

        Simon Property Group.    We formed SDG Macerich Properties, L.P. in 1998 as a joint venture with Simon Property Group. This joint venture owns twelve regional malls containing approximately 10.7 million square feet of gross leasable area.

Employees

        We and the management companies employ approximately 2,060 persons, including eight executive officers, personnel in the areas of acquisitions and business development (11), property management (737), leasing (86), redevelopment/construction (28), development (26), financial services (100) and legal affairs (40). In addition, in an effort to minimize operating costs, we generally maintain our own security staff (839) and maintenance staff (185).

PROPERTIES

Overview

        The following table sets forth certain information about each of the Centers as of September 30, 2002:

Company's Ownership	Name of Center/ Location(1)	Year of Original Construction /Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(2)	Mall and Freestanding GLA	Percentage of Mall and Free-standing GLA Leased	Anchors	Sales Per Square Foot(3)
33%	Arrowhead Towne Center Glendale, Arizona	1993/2002	—	1,130,246	391,832	92.4%	Dillard's, Robinsons-May, J.C. Penney, Sears, Mervyn's	$412
100%	Bristol Shopping Center(4) Santa Ana, California	1966/1986	1992	161,537	161,537	96.0%	—	238
50%	Broadway Plaza(4) Walnut Creek, California	1951/1985	1994	698,624	253,127	100%	Macy's (two), Nordstrom	636
100%	Capitola Mall(4) Capitola, California	1977/1995	1988	586,515	196,798	97.8%	Gottschalks, Macy's, Mervyn's, Sears	335
100%	Carmel Plaza Carmel, California	1974/1998	1993	115,215	115,215	95.9%	—	343
100%	Chandler Fashion Center Chandler, Arizona	2001/2002	—	1,268,345	620,222	98.9%	Dillard's, Robinsons-May, Nordstrom, Sears	opened 10/01
100%	Chesterfield Towne Center Richmond, Virginia	1975/1994	1997	1,036,879	426,489	94.4%	Dillard's (two), Hechts, Sears, J.C. Penney	336
100%	Citadel, The Colorado Springs, Colorado	1972/1997	1995	1,048,583	453,243	90.2%	Dillard's, Foley's, J.C. Penney, Mervyn's	307
100%	Corte Madera, Village at Corte Madera, California	1985/1998	1994	431,101	213,101	97.2%	Macy's, Nordstrom	485
100%	County East Mall Antioch, California	1966/1986	1989	494,010	175,450	95.7%	Sears, Gottschalks, Mervyn's(5)	328
100%	Crossroads Mall Oklahoma City, Oklahoma	1974/1994	1991	1,266,462	526,774	88.8%	Dillard's, Foley's, J.C. Penney(5)	258
50%	Desert Sky Mall Phoenix, Arizona	1981/2002	1993	887,893	293,304	87.0%	Sears, Dillard's, Burlington Coat Factory, Mervyn's(5)	265
100%	Flagstaff Mall Flagstaff, Arizona	1979/2002	1986	354,030	150,018	99.7%	Dillard's, J.C. Penney, Sears	330
50%	FlatIron Crossing(6) Broomfield, Colorado	2000/2002	—	1,544,953	781,212	95.6%	Dillard's, Foley's, Nordstrom, Lord & Taylor, Galyan's Trading Co.	380
100%	Fresno Fashion Fair Fresno, California	1970/1996	1983	874,053	313,172	95.4%	Gottschalks, J.C. Penney, Macy's (two)	417
100%	Great Falls Marketplace Great Falls, Montana	1997/1997	—	207,024	207,024	97.4%	—	127
100%	Greeley Mall Greeley, Colorado	1973/1986	1987	498,914	229,010	92.6%	Dillard's (two), J.C. Penney, Sears	243
100%	Green Tree Mall(4) Clarksville, Indiana	1968/1975	1995	782,276	338,280	86.1%	Dillard's, J.C. Penney, Sears, Target	333
100%	Holiday Village Mall(4) Great Falls, Montana	1959/1979	1992	566,250	262,412	71.6%	Herberger's, J.C. Penney, Sears(5)	215
100%	Northgate Mall San Rafael, California	1964/1986	1987	741,613	271,282	93.9%	Macy's, Mervyn's, Sears	354
100%	Northwest Arkansas Mall Fayetteville, Arkansas	1972/1998	1997	823,442	309,772	94.0%	Dillard's (two), J.C. Penney, Sears	305
100%	Pacific View Ventura, California	1965/1996	2001	1,258,966	410,092	98.4%	J.C. Penney, Macy's, Robinsons-May, Sears(5)	356
100%	Panorama Mall(7) Panorama, California	1955/1979	1980	328,341	163,341	96.2%	Wal-Mart	286
100%	Paradise Valley Mall Phoenix, Arizona	1979/2002	1990	1,222,550	417,122	98.2%	Dillard's, J.C. Penney, Macy's, Robinsons-May, Sears	341

100%	Queens Center Queens, New York	1973/1995	2002 ongoing	623,567	155,424	100.0%	J.C. Penney, Macy's	$959
100%	Rimrock Mall Billings, Montana	1978/1996	1980	610,133	294,693	93.3%	Dillard's (two), Herberger's, J.C. Penney	289
100%	Salisbury, Centre at Salisbury, Maryland	1990/1995	1990	878,706	273,725	93.9%	Boscov's, J.C. Penney, Hechts, Sears(5)	354
100%	Santa Monica Place Santa Monica, California	1980/1999	1990	560,742	277,492	84.1%	Macy's, Robinsons-May	326
50%	Scottsdale Fashion Square Scottsdale, Arizona	1961/2002	1998	1,940,334	738,915	92.3%	Dillards, Robinsons-May, Macy's, Nordstrom, Neiman Marcus	512
100%	South Plains Mall Lubbock, Texas	1972/1998	1995	1,141,918	400,131	97.5%	Beall's, Dillard's (two), J.C. Penney, Meryvn's, Sears	333
100%	South Towne Center Sandy, Utah	1987/1997	1997	1,258,157	481,645	93.4%	Dillard's, J.C. Penney, Mervyn's, Target, Meier & Frank	315
33%	Superstition Springs Center Mesa, Arizona	1990/2002	1994	1,198,551	417,853	91.7%	Burlington Coat Factory, Dillard's, Robinsons-May, J.C. Penney, Sears, Mervyn's	347
100%	The Oaks Thousand Oaks, California	1978/2002	1993	1,084,640	358,565	96.9%	J.C. Penney, Macy's (two), Robinsons-May (two)	433
100%	Valley View Center Dallas, Texas	1973/1997	1996	1,514,735	456,838	88.1%	Dillard's, Foley's, J.C. Penney, Sears	275
100%	Vintage Faire Mall Modesto, California	1977/1996	2001	1,073,034	373,115	99.2%	Gottschalks, J.C. Penney, Macy's (two), Sears	390
19%	West Acres Fargo, North Dakota	1972/1986	2001	954,341	401,786	99.0%	Marshall Field's, Herberger's, J.C. Penney, Sears	382
100%	Westside Pavilion Los Angeles, California	1985/1998	2000	757,159	399,031	90.3%	Nordstrom, Robinsons-May	403

	Total/Average			31,923,839	12,709,042	93.7%		$366

Pacific Premier Retail Trust Properties:
51%	Cascade Mall Burlington, Washington	1989/1999	1998	582,956	258,720	90.6%	The Bon Marche, Emporium, J.C. Penney, Sears, Target	$322
51%	Kitsap Mall Silverdale, Washington	1985/1999	1997	826,518	316,535	89.3%	The Bon Marche, J.C. Penney, Gottschalks, Mervyn's, Sears	385
51%	Lakewood Mall Lakewood, California	1953/1975	2001	2,119,894	966,573	98.0%	Home Depot, Target(8), J.C. Penney, Macy's, Mervyn's, Robinsons-May	334
51%	Los Cerritos Center Cerritos, California	1971/1999	1998	1,290,211	488,930	97.8%	Macy's, Mervyn's, Nordstrom, Robinsons-May, Sears	429
51%	Redmond Town Center(9)(4) Redmond, Washington	1997/1999	2000	1,169,791	1,169,791	94.1%	(10)	345
51%	Stonewood Mall(4) Downey, California	1953/1997	1991	937,260	366,513	96.9%	J.C. Penney, Mervyn's, Robinsons-May, Sears	354
51%	Washington Square Portland, Oregon	1974/1999	1995	1,357,515	423,179	94.4%	J.C. Penney, Meier & Frank, Mervyn's, Nordstrom, Sears	545

	Total/Average Pacific Premier Retail Trust Properties			8,284,145	3,990,241	95.2%		$391

SDG Macerich Properties, L.P. Properties:
50%	Eastland Mall(4) Evansville, Indiana	1978/1998	1995	1,071,548	478,593	97.3%	DeJong, Famous Barr, J.C. Penney, Lazarus, Service Merchandise(11)	$388
50%	Empire Mall(4) Sioux Falls, South Dakota	1975/1998	2000	1,313,331	596,124	91.9%	Marshall Field's, J.C. Penney, Gordman's, Kohl's, Sears, Target, Younker's	365
50%	Granite Run Mall Media, Pennsylvania	1974/1998	1993	1,047,449	546,640	98.4%	Boscov's, J.C. Penney, Sears	299
50%	Lake Square Mall Leesburg, Florida	1980/1998	1992	561,303	265,266	94.1%	Belk, J.C. Penney, Sears, Target	281
50%	Lindale Mall Cedar Rapids, Iowa	1963/1998	1997	693,567	388,004	90.7%	Sears, Von Maur, Younker's	294
50%	Mesa Mall Grand Junction, Colorado	1980/1998	1991	859,730	433,913	92.8%	Herberger's, J.C. Penney, Mervyn's, Sears, Target	305
50%	NorthPark Mall Davenport, Iowa	1973/1998	2001	1,057,402	405,869	94.7%	J.C. Penney, Dillard's(8), Sears, Von Maur, Younker's	249
50%	Rushmore Mall Rapid City, South Dakota	1978/1998	1992	835,643	430,983	93.1%	Herberger's, J.C. Penney, Sears, Target	300
50%	Southern Hills Mall Sioux City, Iowa	1980/1998	—	750,475	436,898	89.8%	Sears, Target, Younker's	314
50%	SouthPark Mall Moline, Illinois	1974/1998	1990	1,022,073	444,017	87.5%	Dillard's(8), J.C. Penney, Sears, Younker's, Von Maur	227
50%	SouthRidge Mall Des Moines, Iowa	1975/1998	1998	999,289	501,483	78.9%	Sears, Younker's, J.C. Penney, Target(5)	209
50%	Valley Mall Harrisonburg, Virginia	1978/1998	1992	504,004	196,206	87.7%	Belk, J.C. Penney, Wal-Mart, Peebles	282

	Total/Average SDG Macerich Properties, L.P. Properties			10,715,814	5,123,996	91.5%		$296

Urban Villages, Specialty Retail
Urban Villages:
50%	Arizona Lifestyles Galleries Phoenix, Arizona	1982/2002	—	125,092	125,092	100%	—	$458
73%	Camelback Colonnade Phoenix, Arizona	1961/2002	1994	624,137	544,137	96.8%	Mervyn's	271
50%	Chandler Festival Chandler, Arizona	2001/2002	—	503,655	368,458	94.1%	Lowe's	204
50%	Chandler Gateway Chandler, Arizona	2001/2002	2002	255,296	122,096	94.0%	The Great Indoors	opened 12/01
67%	Paradise Village Gateway(12) Phoenix, Arizona	1995/2002	2001	296,153	296,153	99.2%	—	276
50%	Paradise Village Office Park II Phoenix, Arizona	1982/2002	—	44,614	44,614	77.5%	—	N/A
50%	Promenade Sun City, Arizona	1983/2002	—	70,125	70,125	96.9%	—	177
50%	Village Center Phoenix, Arizona	1985/2002	—	170,801	59,055	100%	Target	256
50%	Village Crossroads Phoenix, Arizona	1993/2002	—	187,336	86,627	93.1%	Burlington Coat Factory	227
50%	Village Fair Phoenix, Arizona	1989/2002	—	207,817	207,817	97.0%	—	199
100%	Village Plaza Phoenix, Arizona	1978/2002	—	81,827	81,827	97.3%	—	258
100%	Village Square I Phoenix, Arizona	1978/2002	—	21,606	21,606	100%	—	183
100%	Village Square II Phoenix, Arizona	1978/2002	—	146,193	70,393	98.3%	Mervyn's	183
100%	Westbar Phoenix, Arizona	1973/2002	—	719,223	719,223	86.8%	—	129
Specialty Retail:
100%	Borgata Scottsdale, Arizona	1981/2002	—	86,547	86,547	88.8%	—	420
50%	Shops at Gainey Village Scottsdale, Arizona	2000/2002	—	138,342	138,342	100.0%	—	354
50%	Hilton Village(4) Scottsdale, Arizona	1982/2002	—	96,641	96,641	96.2%	—	411

	Total/Average Urban Village, Specialty Retail			3,775,405	3,138,753	94.4%		$284

	Total before major development and redevelopment properties and other assets			54,699,203	24,962,032	93.6%		$350

Major Development and Redevelopment Properties:
50%	Chandler Blvd. Shops Chandler, Arizona	2001/2002	2002	44,603	44,603	N/A	—	N/A
100%	Crossroads Mall(4) Boulder, Colorado	1963/1979	1998	533,933	215,496	(13)	Foley's, Sears(5)	(13)
100%	Park Lane Mall(4) Reno, Nevada	1967/1978	1998	370,766	241,046	(13)	Gottschalks	(13)
100%	Prescott Gateway Prescott, Arizona	2002/2002	2002	547,833	303,645	(14)	Dillard's, Sears, J.C. Penney	(14)
100%	La Encantada(15) Tucson, Arizona	2002/2002	2002	250,772	250,772	N/A	—	N/A
46%	Scottsdale 101(15)(4) Scottsdale, Arizona	2002/2002	2002	629,000	629,000	N/A	—	N/A
	Total Major Development and Redevelopment Properties			2,376,907	1,684,562

Other Assets:
50%	Paradise Village Investment Co. ground leases	—/2002		132,681	132,681	N/A	—	N/A

	Total Other Assets			132,681	132,681

	Grand Total at September 30, 2002			57,208,791	26,779,275

(1)
The land underlying 66 of the Centers is owned in fee entirely by our company, or, in the case of jointly-owned Centers, by the joint venture property partnership or limited liability company. All or part of the land underlying the remaining Centers is owned by third parties and leased to us, the property partnership or the limited liability company pursuant to long-term ground leases. Under the terms of a typical ground lease, our company, the property partnership or the limited liability company pays rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, our company, the property partnership or the limited liability company has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2005 to 2076.

(2)
Includes GLA attributable to anchor tenants (whether owned or non-owned) and mall and freestanding stores as of September 30, 2002.

(3)
Sales are based on reports by retailers leasing mall and freestanding stores for the twelve months ending September 30, 2002 for tenants which have occupied such stores for a minimum of 12 months. Sales per square foot are based on tenants 10,000 square feet and under, excluding theaters, that occupied their space for the entire year.

(4)
Portions of the land on which the Center is situated are subject to one or more ground leases.

(5)
These properties have a vacant anchor tenant location. We are contemplating various replacement tenant/redevelopment opportunities for these vacant sites.

(6)
We have an agreement to buy out our joint venture partner in this Center for approximately $68.5 million in cash plus the assumption of our partner's share of joint venture debt. We anticipate this transaction will close in early 2003.

(7)
On November 8, 2002, we purchased our joint venture partner's 50% interest in Panorama City Associates.

(8)
Montgomery Ward filed for bankruptcy on December 28, 2000 and announced the closing of all its stores including the seven located at the Centers. Montgomery Ward assigned two of these leases to Dillard's (at NorthPark Mall and SouthPark Mall) and one to Target (at Lakewood Mall). The Target store is scheduled to open in late 2003. The Dillard's at North Park Mall is scheduled to open in the summer of 2003. The Dillard's at South Park is scheduled to open in the fall of 2003.

(9)
The office portion of this mixed-use development does not have retail sales.

(10)
Federated Department Stores will open a new 110,000 square foot Bon Marche store at Redmond Town Center in the fall of 2003.

(11)
Service Merchandise closed this store in February 2002. Service Merchandise has subleased this space to various tenants.

(12)
We have entered into an agreement to sell our 67% interest in the partnership that owns Paradise Village Gateway for approximately $17.3 million in cash. The closing is anticipated to occur before December 31, 2002 and is subject to customary closing conditions.

(13)
Certain spaces have been intentionally held off the market and remain vacant because of major redevelopment plans. As a result, we believe the percentage of mall and freestanding GLA leased and the sales per square foot at these major redevelopment properties is not meaningful data.

(14)
Prescott Gateway opened in the spring of 2002.

(15)
Includes anticipated GLA of development property.

Geographic Distribution

        The following table sets forth the distribution by state of our gross leasable area as of September 30, 2002.

State	Numbers of Centers	Total GLA	% of Portfolio
California	17	13,512,915	23.7%
Arizona(1)	28	13,249,562	23.2
Colorado	5	4,486,113	7.9
Iowa	4	3,500,733	6.1
Texas	2	2,656,653	4.7
Washington	3	2,579,265	4.5
South Dakota	2	2,148,974	3.8
Indiana	2	1,853,824	3.2
Virginia	2	1,540,883	2.7
Montana	3	1,383,407	2.4
Oregon	1	1,357,515	2.4
Oklahoma	1	1,266,462	2.2
Utah	1	1,258,157	2.2
Pennsylvania	1	1,047,449	1.8
Illinois	1	1,022,073	1.8
North Dakota	1	954,341	1.7
Maryland	1	878,706	1.5
Arkansas	1	823,442	1.4
New York	1	623,567	1.1
Florida	1	561,303	1.0
Nevada	1	370,766	0.7

Total:	79	57,076,110	100.0%

(1)
Includes the anticipated GLA of the two development properties.

Tenants

        As of December 31, 2001, after giving effect to the acquisitions of The Oaks and Westcor, no tenant represented more than 4.5% of our base rental income. The following tenants (including their subsidiaries) represented the ten largest tenants in our portfolio (including joint ventures), based upon minimum rents in place as of September 30, 2002.

Tenant	% of Total Minimum Rents
The Limited, Inc.	4.5%
The Gap, Inc.	3.4
AT&T Wireless Services	2.2
Foot Locker, Inc.	2.1
J.C. Penney Company, Inc.	1.5
Zale Corporation	1.2
Luxottica Group, Inc.	1.2
Federated Department Stores	1.1
The Musicland Group, Inc.	1.1
Claire Stores, Inc.	1.0

Total	19.3%

        The following table identifies each anchor tenant and each parent company that owns multiple anchor tenants in our portfolio (including joint ventures) at December 31, 2001, after giving effect to the acquisitions of The Oaks and Westcor:

Name	Number of Anchor Stores	Total GLA Occupied By Anchor
J.C. Penney	38	5,074,549
Sears Roebuck and Co.
Sears	37	4,634,918
The Great Indoors	1	133,200

Subtotal for Sears Roebuck and Co.	38	4,768,118

Target Corporation
Marshall Field's	2	215,983
Mervyn's	17	1,382,898
Target(1)	11	1,278,272

Subtotal for Target Corporation	30	2,877,153

Dillard's(1)	26	3,885,176
May Department Stores Co.
Robinsons-May	13	2,402,159
Foley's	5	905,316
Hechts	2	283,426
Famous Barr	1	180,000
Lord & Taylor	1	120,000
Meier & Frank	2	442,505

Subtotal for May Department Stores Co.	24	4,333,406

Federated Department Stores
Macy's	18	2,958,660
Lazarus	1	159,068
The Bon Marche(2)	2	181,000

Subtotal for Federated Department Stores	21	3,298,728

Saks, Inc.
Younker's	6	609,177
Herberger's	5	472,747

Subtotal for Saks, Inc.	11	1,081,924

Nordstrom	8	1,258,385
Gottschalks	6	666,410
Burlington Coat Factory	3	287,279
Von Maur	3	246,249
Belk	2	149,685
Boscov's	2	314,717
Wal-Mart	2	281,455
Beall's	1	40,000
DeJong	1	43,811
Emporium	1	50,625
Gordman's	1	60,000
Home Depot	1	133,029
Kohl's	1	119,566
The Limited, Inc. (Galyan's Trading Co.)	1	97,241
Lowe's	1	135,197
Neiman Marcus Group	1	100,071
Peebles	1	42,090
Service Merchandise(3)	1	60,000
Vacant Anchor Stores(1)	8	1,024,652

Total	233	30,429,516

(1)
Montgomery Ward filed for bankruptcy on December 28, 2000 and announced the closing of all its stores, including the seven located at the Centers. Montgomery Ward assigned two of these leases to Dillard's (at NorthPark Mall and SouthPark Mall) and one to Target (at Lakewood Mall). The Target store is scheduled to open in late 2003. The Dillard's at North Park Mall is scheduled to open in the summer of 2003. The Dillard's at South Park Mall is scheduled to open in the fall of 2003.

(2)
Federated Department Stores will open a new 110,000 square foot Bon Marche store at Redmond Town Center in the fall of 2003.

(3)
Service Merchandise closed this store in February 2002. Service Merchandise has subleased the space to various tenants.

Financing

        Mortgage Indebtedness.    The following table sets forth certain information regarding the mortgages encumbering the Centers, including those Centers in which we have less than a 100% interest. The information set forth below is as of September 30, 2002.

	Carrying Amount of Notes
Property Pledged as Collateral	Other	Related Party	Interest Rate	Payment Terms		Maturity Date
	(dollars in thousands)
Macerich Consolidated Centers:
Capitola Mall(b)	$—	$46,980	7.13%	$380(a	)	2011
Carmel Plaza	28,145	—	8.18%	202(a	)	2009
Chesterfield Towne Center	62,056	—	9.07%	548(c	)	2024
Citadel	69,604	—	7.20%	554(a	)	2008
Corte Madera, Village at	70,075	—	7.75%	516(a	)	2009
Crossroads Mall—Boulder(d)	—	33,665	7.08%	244(a	)	2010
Fresno Fashion Fair	68,189	—	6.52%	437(a	)	2008
Greeley Mall	13,556	—	8.50%	187(a	)	2003
Green Tree Mall/Crossroads—OK/Salisbury(e)	117,714	—	7.23%	interest only		2004
Northwest Arkansas Mall	58,957	—	7.33%	434(a	)	2009
The Oaks(f)	108,000	—	2.99%	interest only		2004
Pacific View(g)	88,048	—	7.16%	602(a	)	2011
Queens Center	97,470	—	6.88%	633(a	)	2009
Rimrock Mall(h)	45,645	—	7.45%	320(a	)	2011
Santa Monica Place	83,745	—	7.70%	606(a	)	2010
South Plains Mall	62,993	—	8.22%	454(a	)	2009
South Towne Center	64,000	—	6.61%	interest only		2008
Valley View Center	51,000	—	7.89%	interest only		2006
Vintage Faire Mall	68,756	—	7.89%	508(a	)	2010
Westside Pavilion	98,803	—	6.67%	interest only		2008

Subtotal—Macerich Consolidated Centers	$1,256,756	$80,645

Westcor Portfolio:
Borgata	$15,556	—	7.57%	115(a	)	2007
Chandler Fashion Center(i)	150,745	—	3.58%	interest only		2002
Flagstaff Mall	14,184	—	7.80%	121(a	)	2006
Paradise Valley Mall	79,335	—	6.50%	506(a	)	2007
Paradise Valley Mall	23,649	—	7.38%	183(a	)	2009
Paradise Village Gateway	17,947	—	7.78%	137(a	)	2007
Prescott Gateway(j)	39,604	—	4.50%	interest only		2003
Village Plaza	5,292	—	8.63%	47(a	)	2006
Village Square I & II	4,860	—	7.47%	41(a	)	2006
Westbar	7,669	—	7.14%	66(a	)	2004
Westbar	4,173	—	8.00%	35(a	)	2005

Subtotal—Westcor Consolidated Centers	$363,014	—

Grand Total—Consolidated Centers	$1,619,770	$80,645

Macerich Joint Venture Centers(k):
Broadway Plaza (50%)	$—	$34,770	6.68%	$257(a	)	2008
Pacific Premier Retail Trust (51%):
Cascade Mall	12,153	—	6.50%	122(a	)	2014
Kitsap Mall/Kitsap Place(l)	30,919	—	8.06%	230(a	)	2010
Lakewood Mall(m)	64,770	—	7.20%	interest only		2005
Lakewood Mall(n)	8,224	—	4.38%	interest only		2003
Los Cerritos Center	58,755	—	7.13%	421(a	)	2006
North Point Plaza	1,689	—	6.50%	16(a	)	2015
Redmond Town Center—Retail	31,079	—	6.50%	224(a	)	2011
Redmond Town Center—Office(o)	—	43,220	6.77%	370(a	)	2009
Stonewood Mall	39,653	—	7.41%	275(a	)	2010
Washington Square	57,463	—	6.70%	421(a	)	2009
Washington Square Too	5,905	—	6.50%	53(a	)	2016
SDG Macerich Properties L.P. (50%)(p)	184,276	—	6.54%	1,120(a	)	2006
SDG Macerich Properties L.P. (50%)(p)	92,250	—	2.33%	interest only		2003
SDG Macerich Properties L.P. (50%)(p)	40,700	—	2.21%	interest only		2006
West Acres Center (19%)	7,271	—	6.52%	57(a	)	2009
West Acres Center (19%)	1,867	—	9.17%	18(a	)	2009

Subtotal—Macerich Joint Venture Centers	$636,974	$77,990

Westcor Joint Venture Centers(k):
Arizona Lifestyle Galleries (50%)	$900	—	9.00%	$10(a	)	2003
Arrowhead Towne Center (33.33%)	28,039	—	6.90%	187(a	)	2011
Boulevard Shops (50%)(q)	4,552	—	4.19%	interest only		2004
Camelback Colonnade (75%)	25,088	—	7.50%	211(a	)	2006
Chandler Festival (50%)(r)	15,943	—	3.42%	interest only		2003
Chandler Gateway (50%)(s)	7,074	—	3.82%	interest only		2003
Desert Sky Mall (50%)(t)	14,058	—	8.50%	129(a	)	2002
East Mesa Land (50%)	2,786	—	4.45%	13(a	)	2006
FlatIron Crossing (50%)(u)	72,500	—	2.72%	interest only		2004
FlatIron Crossing—Mezzanine (50%)(v)	17,500	—	5.12%	interest only		2004
Hilton Village (50%)	4,259	—	8.50%	35(a	)	2007
Promenade (50%)	2,362	—	8.75%	20(a	)	2006
PVIC Ground Leases (50%)	3,806	—	7.17%	28(a	)	2006
PVOP II (50%)	1,473	—	7.375%	11(a	)	2009
Scottsdale Fashion Square—Series I (50%)	78,000	—	7.31%	interest only		2007
Scottsdale Fashion Square—Series II (50%)	33,252	—	8.45%	interest only		2007
Shops at Gainey Village (50%)(w)	11,274	—	4.17%	interest only		2003
Superstition Springs (33.33%)	21,361	—	4.45%	98(a	)	2006
Village Center (50%)	3,768	—	7.42%	31(a	)	2006
Village Crossroads (50%)	2,393	—	7.75%	19(a	)	2005
Village Fair North (50%)	5,946	—	6.85%	41(a	)	2008

Subtotal—Westcor Joint Venture Centers	$356,334	—

Grand Total—Joint Venture Centers	$993,308	$77,990

Grand Total—All Centers	$2,613,078	$158,635

(a)
This represents the monthly payment of principal and interest.

(b)
On May 2, 2001, we refinanced the debt on Capitola Mall. The prior loan was paid in full and a new note was issued for $48,500 bearing interest at a fixed rate of 7.13% and maturing May 15, 2011.

(c)
This amount represents the monthly payment of principal and interest. In addition, contingent interest, as defined in the loan agreement, may be due to the extent that 35% of the amount by which the property's gross receipts (as defined in the loan agreement) exceeds a base amount specified therein. Contingent interest expense recognized by us was $460 and $136 for the nine and three months ended September 30, 2002, respectively; and $396 and $119 for the nine and three months ended September 30, 2001, respectively.

(d)
This note was issued at a discount. The discount is being amortized over the life of the loan using the effective interest method. At September 30, 2002 and December 31, 2001, the unamortized discount was $273 and $297, respectively.

(e)
This loan is cross-collateralized by Green Tree Mall, Crossroads Mall-Oklahoma and the Centre at Salisbury.

(f)
Concurrent with the acquisition of the mall, we placed a $108,000 loan bearing interest at LIBOR plus 1.15% and maturing July 1, 2004 with three consecutive one year options. $92,000 of the loan is at LIBOR plus 0.7% and $16,000 is at LIBOR plus 3.75%. This variable rate debt is covered by an interest rate cap agreement over two years which effectively prevents the LIBOR interest rate from exceeding 7.10%. At September 30, 2002, the total weighted average interest rate was 2.99%.

(g)
This loan was issued on July 10, 2001 for $89,000, and may be increased up to $96,000 subject to certain conditions.

(h)
On October 9, 2001, we refinanced the debt on Rimrock Mall. The prior loan was paid in full and a new note was issued for $46,000 bearing interest at a fixed rate of 7.45% and maturing October 1, 2011. We incurred a loss on early extinguishment of the prior debt in October 2001 of $1,702.

(i)
On October 21, 2002, we refinanced the debt on Chandler Fashion Center. The prior loan was paid in full and a new note was issued for $184,000 bearing interest at a fixed rate of 5.48% and maturing November 1, 2012.

(j)
This represents a construction loan which shall not exceed $46,300 bearing interest at LIBOR plus 2.0%. At September 30, 2002, the total interest rate was 4.5%.

(k)
Reflects our pro rata share of debt.

(1)
This loan was interest only until December 31, 2001. Effective January 1, 2002, monthly principal and interest of $450 are payable through maturity. The debt is cross-collateralized by Kitsap Mall and Kitsap Place.

(m)
In connection with the acquisition of this property, the joint venture assumed $127,000 of collateralized fixed rate notes (the "Notes"). The Notes bear interest at an average fixed rate of 7.20% and mature in August 2005. The Notes require the joint venture to deposit all cash flow from the property operations with a trustee to meet its obligations under the Notes. Cash in excess of the required amount, as defined, is released. Included in cash and cash equivalents is $750 of restricted cash deposited with the trustee at September 30, 2002 and December 31, 2001.

(n)
On July 28, 2000, the joint venture placed a $16,125 floating rate note on the property bearing interest at LIBOR plus 2.25% and maturing July 2003. At September 30, 2002, the total interest rate was 4.38%.

(o)
Concurrent with the acquisition, the joint venture placed $76,700 of debt and obtained a construction loan for an additional $16,000. The entire principal of $16,000 has been drawn on the construction loan.

(p)
In connection with the acquisition of these Centers, the joint venture assumed $485,000 of mortgage notes payable which are collateralized by the properties. At acquisition, the $300,000 fixed rate portion of this debt reflected a fair value of $322,700, which included an unamortized premium of $22,700. This premium is being amortized as interest expense over the life of the loan using the effective interest method. At September 30, 2002 and December 31, 2001, the unamortized balance of the debt premium was $11,452 and $13,512, respectively. This debt is due in May 2006 and requires monthly payments of $1,852. $184,500 of this debt is due in May 2003 and requires monthly interest payments at a variable weighted average rate (based on LIBOR) of 2.33% and 2.39% at September 30, 2002 and December 31, 2001, respectively. This variable rate debt is covered by an interest rate cap agreement, which effectively prevents the interest rate from exceeding 11.53%. On April 12, 2000, the joint venture issued $138,500 of additional mortgage notes, which are collateralized by the properties and are due in May 2006. $57,100 of this debt requires fixed monthly interest payments of $387 at a weighted average rate of 8.13% while the floating rate notes of $81,400 require monthly interest payments at a variable weighted average rate (based on LIBOR) of 2.21% and 2.27% at September 30, 2002 and December 31, 2001, respectively. This variable rate debt is covered by an interest rate cap agreement which effectively prevents the interest rate from exceeding 11.83%.

(q)
This represents a construction loan which shall not exceed $13,300 bearing interest at LIBOR plus 2.0%. At September 30, 2002, the total interest rate was 4.19%.

(r)
This represents a construction loan which shall not exceed $35,000 bearing interest at LIBOR plus 1.75%. At September 30, 2002, the total interest rate was 3.42%.

(s)
This represents a construction loan which shall not exceed $17,000 bearing interest at LIBOR plus 2.0%. At September 30, 2002, the total interest rate was 3.82%.

(t)
This note matured on October 1, 2002. We have reached an agreement with the lender, subject to documentation, to extend the note to October 1, 2004 at an interest rate of 5.42%.

(u)
The property has a permanent interest only loan bearing interest at LIBOR plus 0.92%. At September 30, 2002, the total interest rate was 2.72%.

(v)
This loan is interest only bearing interest at LIBOR plus 3.30%. At September 30, 2002, the total interest rate was 5.12%. The loan is collateralized by the Company's interest in the FlatIron Crossing Shopping Center.

(w)
This represents a construction loan which shall not exceed $23,300 bearing interest at LIBOR plus 2.0%. At September 30, 2002, the total interest rate was 4.17%.

        Bank Debt.    The following table sets forth our bank debt at September 30, 2002. The debt agreements were entered into on July 26, 2002 at the time of the Westcor acquisition. We intend to use approximately $346.0 million of the net proceeds from this offering to repay the remainder of the Interim Credit Facility. We plan to allocate half of the remaining net proceeds to the repayment of a portion of our term loan and the other half to the repayment of a portion of our revolving credit facility. See "Use of Proceeds."

Facility	Fixed or Floating	Current Annual Interest Rate	Principal Balance (000's)	Current Annual Debt Service (000's)
Interim Credit Facility(1)	Floating	4.56%	380,000	17,328
Term Loan(2)	Floating	4.78%	250,000	11,950
Revolving Credit Facility(3)	Floating	4.78%	220,000	10,516

(1)
On October 22, 2002, we paid off $34.0 million of this outstanding amount. The Interim Credit Facility has a term of six months plus two six-month extension options.

(2)
The term loan has a term of three years plus two one-year extension options.

(3)
The revolving credit facility has a term of three years plus a one-year extension option.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors are as follows:

Name	Age	Position
Mace Siegel(1)	77	Chairman of the Board of Directors
Arthur M. Coppola(1)	50	President and Chief Executive Officer and Director
Dana K. Anderson	68	Vice Chairman of the Board of Directors
Edward C. Coppola	48	Executive Vice President and Director
Thomas E. O'Hern	47	Executive Vice President, Chief Financial Officer and Treasurer
Richard A. Bayer	52	Executive Vice President, General Counsel and Secretary
David J. Contis	44	Executive Vice President and Chief Operating Officer
Larry E. Sidwell	59	Executive Vice President, Real Estate
James S. Cownie(2)(3)(4)	58	Director
Theodore S. Hochstim(2)(4)	75	Director
Fred S. Hubbell(4)	51	Director
Stanley A. Moore(1)(3)	64	Director
Dr. William P. Sexton(2)(3)	64	Director

(1)
Member of the Executive Committee

(2)
Member of the Audit Committee

(3)
Member of the Compensation Committee

(4)
Member of the Nominating Committee

        Mace Siegel has been Chairman of our Board of Directors since our formation. Mr. Siegel founded The Macerich Group in 1965 and has 49 years of experience in the shopping center business.

        Arthur M. Coppola has been our President and Chief Executive Officer since our formation. Mr. Coppola has 27 years of experience in the shopping center industry, all of which has been with The Macerich Group and our company. Mr. Coppola is also an attorney and a certified public accountant, a member of the Executive Committee of the Real Estate Roundtable and the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). Mr. Coppola is also the treasurer of NAREIT.

        Dana K. Anderson has been Vice Chairman of our Board of Directors since our formation. In addition, Mr. Anderson served as our Chief Operating Officer from our formation until December 1997. Mr. Anderson has been with The Macerich Group since 1966. He has 36 years of shopping center experience with The Macerich Group and our company and 41 years of experience in the real estate industry. Mr. Anderson is a member of the Board of Directors of Alvamar Development Corp., a real estate development company, and Goodrich 560 Corp., an owner/operator of office buildings.

        Edward C. Coppola has been our Executive Vice President since our formation. He is responsible for directing our acquisition activities and establishing our strategic direction. He is also actively involved in our capital market activities and in developing and maintaining relationships with joint venture partners. He has 26 years of shopping center experience with The Macerich Group and our company. Mr. Coppola is also a member of the Board of Directors of Red 5 Interactive, Inc. and an attorney.

        Thomas E. O'Hern has been our Executive Vice President since December 1998 and has been our Chief Financial Officer and Treasurer since July 1994. Mr. O'Hern also served as a Senior Vice President of our company from March 1994 to December 1998. From the formation of our company to July 1994, Mr. O'Hern served as our Chief Accounting Officer, Treasurer and Secretary. Mr. O'Hern is a member of the Board of Directors of The Abbey Company, a commercial real estate organization, and Linux Progeny, Inc., a private software company. Mr. O'Hern is also a certified public accountant.

        Richard A. Bayer joined us in May 1994, and has been our General Counsel and Secretary since July 28, 1994 and an Executive Vice President since December 1998. From 1983 to 1994, Mr. Bayer was an attorney with the law firm of O'Melveny & Myers LLP. From 1972 to 1983, Mr. Bayer held various professional positions at the University of California, San Diego, including Resident Dean of Revelle College and Associate Dean of Students. Mr. Bayer is a member of the Board of Directors of the Independent Colleges of Southern California, Inc., a 501(c)(3) tax-exempt charitable organization, and a member of the Board of Trustees of Whittier College.

        David J. Contis has been employed with us since May 1997, and currently serves as our Executive Vice President and Chief Operating Officer. Prior to joining us, Mr. Contis was employed from January 1980 to May 1997 by various affiliates of Equity Group Investments Inc., a diversified holding company for the real estate and corporate investments of Mr. Samuel Zell. From 1987 to 1997, Mr. Contis was employed in various capacities by Equity Properties & Development L.P., a subsidiary of Equity Group Investments Inc. Equity Properties & Development L.P. owned and managed a portfolio of 38 retail properties, aggregating 20 million square feet. In 1992, Mr. Contis was named Vice Chairman, Executive Vice President and Chief Operating Officer of Equity Properties & Development L.P. Mr. Contis is a member of the Board of Directors, Compensation Committee and Audit Committee of Dundee Realty Corp., Toronto, Canada. Mr. Contis is also an attorney. Mr. Contis is a Trustee of the International Council of Shopping Centers.

        Larry E. Sidwell joined us in February 1997 as Senior Vice President, Development of our management companies, was appointed as our Senior Vice President, Development in April 1998, and is currently Executive Vice President, Real Estate. He is responsible for our redevelopment and expansion activities involving anchor tenants. Mr. Sidwell held various positions with The May Department Stores Company during the period from April 1983 until joining the Company in 1997, including Vice President of the Western Region, and Senior Vice President of May Realty, Inc. Mr. Sidwell was Director of Development of C.B.L. & Associates, Inc. from December 1981 until March 1983, and prior to that held various positions with Sears Roebuck and Co. during the period commencing in July 1969, including Vice President, Development for the Western Region for Homart Development Co.

        James S. Cownie, currently a private investor, was the former Chairman of New Heritage Associates, a cable television operator with cable properties located in the Minneapolis/St. Paul, Minnesota area from 1991 to 1996. Prior to that, Mr. Cownie was Co-Founder and President of Heritage Communications, Inc., a cable television operator serving 22 states, from 1971 to 1990. Mr. Cownie is a member of the Board of Directors of Da-Lite Screen Company, a manufacturer of audio-visual equipment; MARKETLINK, INC., a cable telemarketing firm; and National By-Products, Inc., a converter of animal byproducts.

        Theodore S. Hochstim has been a self-employed real estate consultant for various department store companies and major shopping center owners since 1983. Previously, Mr. Hochstim was employed as a real estate executive by Sears Roebuck and Co. from 1967 to 1977 and by Federated Department

Stores from 1977 to 1983. Mr. Hochstim currently serves on the Board of Directors and Audit Committee of Brown Brothers Harriman Trust Company of Texas, a trust company located in Dallas, Texas. Mr. Hochstim is also an attorney and a member of the Bar of New York and Texas.

        Fred S. Hubbell is a member of the Executive Board and Chairman of the Executive Committees of the Americas and Asia/Pacific for ING Group, a Netherlands-based banking, insurance and asset management company, and has served in such position since January 2000. From February 1999 until January 2000, Mr. Hubbell was a member of the Executive Committee of Financial Services International for ING Group and from October 1997 until February 1999, Mr. Hubbell was President and Chief Executive Officer of the United States Life and Annuities Operations for ING Group. Mr. Hubbell was formerly Chairman, President and Chief Executive Officer of Equitable of Iowa Companies, an insurance holding company, serving in his position as Chairman from May 1993 to October 1997, and as President and Chief Executive Officer from May 1989 to October 1997. Mr. Hubbell served in various capacities with Equitable of Iowa Companies since 1983, in addition to serving as Chairman of Younker's, a department store chain and subsidiary of Equitable of Iowa Companies, from 1985 until 1992, when the retail subsidiary was sold. Mr. Hubbell is also an attorney.

        Stanley A. Moore is Chief Executive Officer of Overton, Moore & Associates, Inc., which constructs, owns and manages office, industrial and mixed-use space and has served in such position since 1973. Mr. Moore also has been a director of Overton, Moore & Associates, Inc. since 1973. Mr. Moore is past president of the Southern California Chapter of the National Association of Industrial and Office Parks, and is a board member of the Economic Resources Corporation of South Central Los Angeles.

        Dr. William P. Sexton is Vice President, University Relations of the University of Notre Dame and has served in such position since 1983. Dr. Sexton is also a Full Professor in the Management Department and teaches in the University's Executive MBA Program. Dr. Sexton has been employed as a professor in the Management Department of the Business School at Notre Dame since 1966.

Committees of the Board of Directors

        Our Board of Directors has four standing committees, the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating Committee, which have the following duties.

        Executive Committee.    The Executive Committee of the Board of Directors has such authority as is delegated by the Board of Directors, including authority to negotiate and implement acquisitions and to execute certain contracts and agreements with unaffiliated third parties.

        Audit Committee.    The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. Our Audit Committee consists solely of independent directors.

        Compensation Committee.    The Compensation Committee reviews and recommends to the Board of Directors compensation for our officers and key employees, in addition to administering certain of our employee benefit and stock plans. Our Compensation Committee consists solely of independent directors.

        Nominating Committee.    The Nominating Committee makes recommendations to the Board of Directors of persons to be designated as nominees of the Board for election as a director at the next annual meeting of stockholders. Our Nominating Committee consists solely of independent directors.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Lehman Brothers Inc. and McDonald Investments Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	4,389,000
Salomon Smith Barney Inc.	3,135,000
Credit Suisse First Boston Corporation	1,254,000
J.P. Morgan Securities Inc.	1,254,000
Lehman Brothers Inc.	1,254,000
McDonald Investments Inc., a KeyCorp Company	1,254,000
Prudential Securities Incorporated	110,000
U.S. Bancorp Piper Jaffray Inc.	110,000
Wachovia Securities, Inc.	110,000
Dresdner Kleinwort Wasserstein Securities LLC	110,000
RBC Dain Rauscher Inc.	110,000
Scotia Capital (USA) Inc.	110,000

Total	13,200,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.79 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,980,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are approximately 4.5% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

		Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$1.31	$17,292,000	$19,885,800

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $350,000.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Arthur M. Coppola and Edward C. Coppola have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants held by these persons, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. The lock-up agreements are subject to certain exceptions, including grants of options and shares of common stock under existing employee benefit plans; common stock issued upon exercise of currently outstanding options and sales thereof; shares sold in connection with "cashless" exercises of options; securities issued in connection with a merger, acquisition or similar transaction and the registration of such securities; common stock issuable upon conversion of our convertible debentures, preferred stock and operating partnership units; sales of up to an aggregate of 300,000 shares of common stock by the individuals in connection with tax and estate planning; common stock issued in a private placement; and common stock transferred by gift. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on The New York Stock Exchange or otherwise.

        Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

        A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the representatives of this offering and may be made available on web sites maintained by other underwriters. Other than this prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

        Some of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursements of expenses.

        Affiliates of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. acted as the co-lead arrangers and book managers of our $425 million revolving credit facility, the Interim Credit Facility, and our $250 million term loan and received customary fees in connection therewith. We entered into all three of these facilities on July 26, 2002 in connection with the Westcor acquisition. In addition, Deutsche Bank Securities Inc. acted as our financial advisor in the Westcor acquisition for which it received customary fees and reimbursements of expenses.

        Certain of the underwriters or their respective affiliates, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., McDonald Investments Inc., Dresdner Kleinwort Wasserstein Securities LLC, Scotia Capital (USA) Inc. and U.S. Bancorp Piper Jaffray Inc., are lenders under our Interim Credit Facility. Certain of the underwriters or their respective affiliates, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC and U.S. Bancorp Piper Jaffray Inc., are also lenders under our revolving credit facility. An affiliate of Dresdner Kleinwort Wasserstein Securities LLC is also a lender under our term loan. All of the net proceeds from this offering will be used to repay borrowings under our Interim Credit Facility, a portion of our term loan and a portion of our revolving credit facility. See "Use of Proceeds."

LEGAL MATTERS

        The legality of the shares of common stock to be issued in connection with this offering is being passed upon for us by the law firm of O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters relating to this offering are being passed upon for the underwriters by the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. O'Melveny & Myers LLP will rely as to certain matters of Maryland law on the opinion of Ballard Spahr Andrews & Ingersoll, LLP.

Prospectus

$1,000,000,000

Common Stock
Warrants
Rights

        We may offer and sell from time to time, in one or more classes or series and in amounts, at prices and on the terms that we will determine at the time of the offering, with an aggregate initial offering price of up to $1,000,000,000:

  •
  shares of common stock;

  •
  warrants to purchase shares of common stock; and

  •
  rights to purchase shares of common stock.

        We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the related supplement before you invest in any of these securities.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 2 OF THIS PROSPECTUS.

Our common stock is listed on the New York Stock Exchange under the symbol "MAC."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We will sell these securities directly to our stockholders or to purchasers, through agents on our behalf, or through underwriters or dealers we designate from time to time. If we involve any agents or underwriters in the sale of any of these securities, we will set forth in the applicable prospectus supplement their names and any fees, commission or discounts payable to them.

The date of this prospectus is November 21, 2002.

RISK FACTORS

        You should carefully consider, among other factors, the matters described below before purchasing any shares of our common stock, or warrants or rights to purchase shares of our common stock. We refer in this prospectus to our common stock, and warrants and rights to purchase our common stock, as the "securities."

Risks Related to Real Estate Investments

We invest primarily in shopping centers, which are subject to a number of significant risks which are beyond our control.

        Real property investments are subject to varying degrees of risk that may affect the ability of our regional and community shopping centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. In this prospectus, we will refer to shopping centers that are owned wholly by us as "Wholly-Owned Centers" and to shopping centers that are partly but not wholly-owned by us as "Joint Venture Centers." We will refer to each of the Wholly-Owned Centers and Joint Venture Centers as a "Center." A number of factors may decrease the income generated by the Centers, including:

  •
  the national economic climate;

  •
  the regional and local economy (which may be negatively impacted by plant closings, industry slowdowns, adverse weather conditions, natural disasters, terrorist activities and other factors);

  •
  local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants);

  •
  perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and

  •
  increased costs of maintenance, insurance and operations (including real estate taxes).

        Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax and zoning laws, and by interest rate levels and the availability and cost of financing. In addition, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we sell the Centers, we may receive less money than we have invested in the Centers.

Some of our centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

        A significant percentage of our Centers are located in California and Arizona. To the extent that weak economic conditions or other factors affect California or Arizona (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

Our centers must compete with other retail centers and retail formats for tenants and customers.

        There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats and technologies other than retail shopping centers compete with the Centers for retail sales. Competing retail formats include factory outlet centers, power centers, discount shopping clubs, mail-order services, internet shopping and home shopping networks. Our revenues may be reduced as a result of increased competition.

Our centers depend on tenants to generate rental revenues.

        Our revenues and funds available for distribution will be reduced if:

  •
  a significant number of our tenants are unable (due to poor operating results, bankruptcy or other reasons) to meet their obligations;

  •
  we are unable to lease a significant amount of space in the Centers on economically favorable terms; or

  •
  for any other reason, we are unable to collect a significant amount of rental payments.

        A decision by a department store or other large retail store tenant (an "anchor"), or other significant tenant, to cease operations at a Center could also have an adverse effect on our financial condition. The closing of an anchor may allow other anchors or other tenants to terminate their leases or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. In addition, tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of retail stores, or sale of a store or stores to a less desirable retailer, may reduce occupancy levels and rental income, or otherwise adversely affect our financial performance. Furthermore, if the store sales of retailers operating in the Centers decline sufficiently, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

Macerich Management Company is subject to the risks associated with the third party property management and leasing business.

        One of our management companies, Macerich Management Company, is subject to the risks associated with providing third-party property management and leasing services. These risks include the risks that:

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  management and leasing contracts with third-party owners will be lost to competitors;

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  contracts will not be renewed on terms consistent with current terms; and

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  leasing activity generally may decline.

Third parties can terminate most of our third-party management contracts on 30 to 60 days notice. In addition, if revenues fall, Macerich Management Company will receive reduced compensation under virtually all of our third-party property management agreements.

Our acquisition and real estate development strategies may not be successful.

        Our historical growth in revenues, net income and funds from operations ("FFO") has been closely tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other real estate investment trusts ("REITs"), as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources than we do. Increased competition for shopping center acquisitions may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably. Acquiring a portfolio of properties such as the Westcor properties increases the risks associated with new acquisitions.

        We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

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  our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;

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  the disposal of non-core assets within an expected time frame; and

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  our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

        As a result of our acquisition of Westcor Realty Limited Partnership and its affiliated companies ("Westcor"), our business strategy has expanded to include the selective development and construction of retail properties. Any development, redevelopment and construction activities that we undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above events occur, the ability to pay distributions to our stockholders and service our indebtedness could be adversely affected.

Risks Related to Conflicts of Interest

The structure of Macerich Management Company and its management agreements may create conflicts of interest.

        Macerich Management Company provides property management services to certain of the Joint Venture Centers and properties owned by third parties. Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "Principals") own 100% of the outstanding shares of voting common stock of Macerich Management Company. The Macerich Partnership, L.P., a Delaware limited partnership (the "operating partnership"), owns 100% of the outstanding shares of non-voting preferred stock of Macerich Management Company. We have a majority interest in the operating partnership and are its sole general partner. As the holder of 100% of the preferred stock, the operating partnership has the right to receive 95% of Macerich Management Company's net cash flow. However, since it is an operating company and not a passive entity, our investment in the non-voting preferred stock is subject to the risk that the Principals might have interests that are inconsistent with our interests.

        Macerich Management Company also provides management, leasing, construction and redevelopment services for shopping centers owned by third parties that are unaffiliated with us. Macerich Management Company may agree to manage additional shopping centers that might compete with the Centers. These types of arrangements could also create conflicts of interest for the Principals.

The Principals have substantial influence over the management of both our Company and the operating partnership, which may create conflicts of interest.

        Under the partnership agreement of the operating partnership (the "Partnership Agreement"), we, as the sole general partner, are responsible for the management of the operating partnership's business and affairs. Each of the Principals serves as one of our executive officers and as a member of our Board of Directors. Accordingly, the Principals have substantial influence over our management and the management of the operating partnership.

The tax consequences of the sale of some of the Centers may create conflicts of interest.

        The Principals will experience negative tax consequences if some of the Centers are sold. As a result, the Principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders. See "Federal Income Tax Considerations."

The required consent of third party limited partners of the operating partnership for some transactions may create conflicts of interest.

        The Partnership Agreement provides that a decision to merge the operating partnership, sell all or substantially all of its assets or liquidate must be approved by the holders of 75% of the outstanding common and preferred limited partnership interests in the operating partnership ("OP units"). Depending on the percentage of the outstanding OP units owned by us at the time, the concurrence of at least some of the other holders of OP units may be required to approve any merger, sale of all or substantially all of the assets, or liquidation of the operating partnership. As of the date of this prospectus, we own 77% of the outstanding common and preferred OP units.

The guarantees of indebtedness by the Principals may create conflicts of interest.

        The Principals have guaranteed mortgage loans encumbering some of the Centers. As of the date of this prospectus, the Principals have guaranteed an aggregate principal amount of approximately $23.75 million. The existence of guarantees of these loans by the Principals could result in the Principals having interests that are inconsistent with our interests.

Other Risks Affecting our Business and Operations

If our indebtedness increases, our financial condition and results of operations could be adversely affected.

        Our organizational documents do not limit the amount or percentage of indebtedness that we may incur. Accordingly, our Board of Directors could increase our leverage in the future. If it did, there would be an increase in our debt service requirements and an increased risk of default on our obligations, either of which may adversely affect our financial condition and results of operations.

We may change our policies in ways that adversely affect our financial condition or results of operations.

        Our investment and financing policies and our policies with respect to other activities, including our growth, debt capitalization, distributions, REIT status and operating policies are determined by our Board of Directors. Our Board of Directors may change these policies at any time without a vote of our stockholders. A change in these policies might adversely affect our financial condition or results of operations.

If we fail to qualify as a REIT, we will have reduced funds available for distribution to our stockholders.

        No assurance can be given that we have qualified or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT such as ours that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including by our partners in the Joint Venture Centers, may affect our ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of that qualification.

        If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

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  we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

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  we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we were entitled to relief under statutory provisions. As a result, net income and the funds available for distribution to our stockholders will be reduced for five years. It is possible that future economic, market, legal, tax or other considerations might cause the Board of Directors to revoke our REIT election. See "Federal Income Tax Considerations."

Our debt financing may adversely impact our stockholders.

        We are subject to the risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. Other than our 7 1/4% Convertible Subordinated Debentures due 2002, our outstanding indebtedness represents obligations of the operating partnership and the entities that own the Centers (collectively, the "Property Partnerships"). Much of this outstanding indebtedness is nonrecourse to the obligor and we have mortgaged a majority of the Centers to secure payment of this indebtedness. If mortgage payments cannot be made, a mortgagee could foreclose, resulting in a loss to us. Outstanding indebtedness under our revolving credit, interim credit and term credit facilities is the obligation of the operating partnership and some of the Property Partnerships.

        Our current indebtedness bears interest at both fixed and floating interest rates. For future financings, we intend to seek the most attractive financing arrangements available at the time, which may involve either fixed or floating interest rates. With respect to floating rate indebtedness, increases in interest rates may adversely affect our FFO, funds available for distribution and ability to meet our debt service obligations.

        We are obligated to make balloon payments of principal under mortgages on some of the Centers. Although we anticipate that we will be able to refinance those mortgages by the time the balloon payments become due, or otherwise obtain funds by raising equity, incurring debt or selling assets, there can be no assurance that we will be able to do so. In addition, interest rates and other terms of any debt issued to refinance this mortgage debt may be less favorable than the terms of the current mortgage debt.

        To qualify as a REIT under the Internal Revenue Code, we generally are required each year to distribute to our stockholders at least 90% of our net taxable income determined without regard to net capital gains and the dividends paid deduction. We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

        We own partial interests in Property Partnerships that own 40 Joint Venture Centers as well as fee title to a site that is ground leased to a Property Partnership that owns a Joint Venture Center and several development sites. We own a 50% interest in Property Partnerships that own 26 of the Joint Venture Centers with shared management control (Eastland Mall, Empire Mall, Granite Run Mall, Lake Square Mall, Lindale Mall, Mesa Mall, NorthPark Mall, Rushmore Mall, SouthPark Mall, Southern Hills Mall, Southridge Mall, Valley Mall, FlatIron Crossing, Chandler Gateway, Chandler

Festival, Chandler Boulevard Shops, The Shops at Gainey Village, Desert Sky Mall, Hilton Village, The Promenade, Scottsdale Fashion Square, and the five Joint Venture Centers owned by Paradise Village Investment Company), a 50% managing general partnership interest in the Property Partnership that owns one of the Joint Venture Centers (Broadway Plaza), a 67% managing general partnership interest in the Property Partnership that owns one of the Joint Venture Centers (Paradise Village Gateway), a 51% interest in the Property Partnerships that own seven of the Joint Venture Centers with shared management control (Lakewood Mall, Cascade Mall, Kitsap Mall, Los Cerritos Center, Redmond Town Center, Stonewood Mall and Washington Square), a 50% interest (with shared management control) in the Property Partnership that owns fee title to the site ground leased to the Property Partnership that owns Superstition Springs Center, a 33.33% interest in Property Partnerships that own two of the Joint Venture Centers with shared management control (Arrowhead Towne Center and Superstition Springs Center), a 73% interest (with shared management control) in the Property Partnership that owns one of the Joint Venture Centers (Camelback Colonnade), a 46% interest in a Property Partnership that owns one of the Joint Venture Centers with shared management control (Scottsdale 101), and a 19% non-managing general partnership interest in the Property Partnership that holds one of the Joint Venture Centers (West Acres Center). We may acquire partial interests in additional properties through joint venture arrangements. Investments in Centers that are not Wholly-Owned Centers involve risks different from those of investments in Wholly-Owned Centers.

        We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers with us, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our REIT status. For example, we may lose our management rights relating to the Joint Venture Centers if:

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  the operating partnership fails to contribute its share of additional capital needed by the Property Partnerships;

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  the operating partnership defaults under a partnership agreement for a Property Partnership or other agreements relating to the Property Partnerships or the Joint Venture Centers; or

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  with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

In addition, some of our outside partners control the day-to-day operations of seven Joint Venture Centers (West Acres Center, Eastland Mall, Granite Run Mall, Lake Square Mall, North Park Mall, South Park Mall and Valley Mall). We therefore do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT.

Our holding company structure makes us dependent on operating partnership distributions.

        Because we conduct our operations through the operating partnership, our ability to service our debt obligations and our ability to pay dividends on our common stock are strictly dependent upon the earnings and cash flows of the operating partnership and the ability of the operating partnership to make intercompany distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the operating partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the operating partnership (other than some nonrecourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the operating partnership.

Bankruptcy and/or closure of retail stores may adversely affect the Centers.

        The bankruptcy and/or closure of an anchor, or its sale to a less desirable retailer, could reduce customer traffic in a Center and the income generated by that Center. Furthermore, the closing of an anchor may allow other anchors or other tenants to terminate their leases or cease operating their stores at the Center or otherwise lower the occupancy rate at the Center.

        Retail stores at the Centers other than anchors may also seek the protection of the bankruptcy laws and/or close stores, which may result in the termination of their leases and reduce the cash flow generated by an affected Center, as well as the occupancy levels and rental incomes at the Center.

Possible environmental liabilities could adversely affect us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

        Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to asbestos-containing materials. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other Centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities. For a description of known environmental liabilities, see our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of our Company or reduce the value of our stock.

        The Ownership Limit.    In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder (with limited exceptions for some holders of the OP units, and their respective families and affiliated entities, including all four Principals). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

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  have the effect of delaying, deferring or preventing a change in control of our Company or other transaction without the approval of our Board of Directors, even if the change in control or other transaction is in the best interest of our stockholders; and

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  limit the opportunity for our stockholders to receive a premium for their common stock that they might otherwise receive if an investor were attempting to acquire a block of common stock in excess of the Ownership Limit or otherwise effect a change in control of our Company.

        Our Board of Directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

        Stockholder Rights Plan and Selected Provisions of our Charter and Bylaws.    Agreements to which we are a party, as well as some of the provisions of our charter and bylaws, may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for our Company and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices. These agreements and provisions include the following:

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  a stockholder rights plan (which is generally triggered when an entity, group or person acquires 15% or more of our common stock), which, in the event of a takeover attempt not approved by our Board of Directors, allows our stockholders to purchase our common stock, or the common stock of the acquiring entity, at a 50% discount;

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  a staggered board of directors and limitations on the removal of directors, which may make the replacement of incumbent directors more time-consuming and difficult;

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  advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

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  the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;

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  the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;

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  the authority to create and issue rights entitling the holders thereof to purchase from us shares of stock or other securities or property; and

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  limitations on the amendment of our charter and bylaws, the dissolution or change in control of our Company, and the liability of our directors and officers.

        Selected Provisions of Maryland Law.    The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds ten percent or more of the voting power of the corporation's shares) or its affiliates for five years after becoming an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our charter exempts from these provisions any business combination between us and the Principals and their respective affiliates and related persons. Maryland law also allows our Board of Directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder.

        The Maryland General Corporation Law also provides that the acquiror of over one-tenth or more of the voting stock of a Maryland corporation is not entitled to vote the shares in excess of the one-tenth threshold, unless voting rights for the shares are approved by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our charter or bylaws adopted before the acquisition of the shares. Our charter exempts from these provisions voting rights of shares owned by the Principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law also limits our ability to amend our charter, dissolve, merge, or sell all of our assets.

        See also "Description of Our Common Stock—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws," which provides a more detailed summary of these and other provisions. For a complete description, we refer you to our charter, bylaws and stockholders rights agreement (all of which are incorporated by reference into the registration statement of which this prospectus is a part) and to the Maryland General Corporation Law.

Uninsured losses could adversely affect our financial condition.

        Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carry earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $200 million on these Centers. While we or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $10 million deductible and a combined annual aggregate loss limit of $200 million. Furthermore, we carry title insurance on many of the Centers for less than their full value. If an uninsured loss or a loss in excess of insured limits occurs, the operating partnership or the Property Partnership, as the case may be, that owns the affected Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition.

        As the general partner of the operating partnership and certain of the Property Partnerships, we are generally liable for any of their unsatisfied obligations other than non-recourse obligations.

FORWARD-LOOKING STATEMENTS

        This prospectus and any prospectus supplement may contain or incorporate statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by our use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "predict," "plan," "seek" or the negative of these words, or other similar words or terms. You should be aware of important factors that may have a material impact on our future results. These factors include the matters described under the heading "Risk Factors" beginning on page 2 of this prospectus and the following, among other things:

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  general industry, economic and business conditions (which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, tenant bankruptcies, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses);

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  adverse changes in the real estate markets, including, among other things, competition with other companies, retail formats and technologies and risks of real estate redevelopment, acquisitions and dispositions;

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  governmental actions and initiatives (including legislative and regulatory changes);

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  environmental and safety requirements; and

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  terrorist activities that could adversely affect all of the above factors.

        We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or any prospectus supplement, whether as a result of new information, future events or otherwise. In light of the factors referred to above, the forward-looking events discussed in or incorporated by reference in this prospectus or any prospectus supplement may not occur, and actual results, performance or achievement may differ materially from that anticipated or implied in the forward-looking statements.

        You should specifically consider the various factors identified in this prospectus, any prospectus supplement and the incorporated documents, which could cause actual results to differ, including particularly those discussed in the section entitled "Risk Factors" in this prospectus and in our other SEC filings. For information on how to obtain copies of our SEC filings, please refer to the section of this prospectus entitled "Where You Can Find More Information."

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. The aggregate offering price of all securities that we may sell under this prospectus will not exceed $1,000,000,000. We may sell any combination of the securities described in this prospectus from time to time up to that amount.

        The types of securities that we may offer and sell from time to time, either separately or in units, by this prospectus are:

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  common stock

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  warrants to purchase shares of common stock; and

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  rights to purchase shares of common stock.

        This prospectus provides a general description of the securities that we may offer. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities we are offering. In each prospectus supplement, we will include the following information:

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  the type and amount of securities that we propose to sell;

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  the initial public offering price of the securities;

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  the names of any underwriters or agents through or to which we will sell the securities;

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  any compensation of those underwriters or agents; and

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  information about any securities exchanges or automated quotation systems on which the securities will be listed, traded or authorized for quotation.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

        You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." Unless the context otherwise requires, all references to the "Company," "us," "we" or "our" in this prospectus include The Macerich Company, those entities owned or controlled by The Macerich Company and predecessors of The Macerich Company.

OUR COMPANY

        We are involved in the acquisition, leasing, management, redevelopment and development of regional and community shopping centers located throughout the United States. As of the date of this prospectus, we own or have an ownership interest in 56 regional malls, 21 community shopping centers and two development properties, aggregating approximately 57 million square feet of gross leasable area. We are a self-administered and self-managed publicly-traded REIT, and we conduct all of our operations through an operating partnership and our management companies.

        We have a 77% ownership interest in the operating partnership and, as its sole general partner, have exclusive power to manage and conduct its business, subject to limited exceptions. The operating partnership owns all of the non-voting preferred stock (generally entitled to dividends equal to 95% of cash flow) of Macerich Management Company. The Principals own all of the outstanding voting stock of Macerich Management Company.

        Our primary investment objective is to enhance stockholder value by increasing our funds from operations per share and net asset value, by focusing on the acquisition, leasing, management, redevelopment and development of regional malls. When we acquire shopping centers, we target well-located, quality regional malls that are or can become dominant in their trade area and have strong capital appreciation potential. Through our leasing and management, we seek to increase the net operating income of our Centers by rolling below-market rents up to market levels as leases expire, adding features that will increase the number of shoppers visiting our malls, improving the tenant mix and increasing occupancy levels. We also seek to improve the financial performance and quality of our properties by redeveloping, expanding and renovating the properties. In addition, we will pursue ground-up development projects on a selective basis.

        We were organized as a Maryland corporation in September 1993. Our principal executive offices are located at 401 Wilshire Boulevard, No. 700, Santa Monica, California 90401 and our telephone number is (310) 394-6000.

USE OF PROCEEDS

        The terms of the Partnership Agreement for our operating partnership require us to invest, contribute or otherwise transfer the net proceeds of any sale of securities to the operating partnership in exchange for securities of the operating partnership equivalent to the securities sold by means of this prospectus. Except as otherwise provided in the applicable prospectus supplement, the operating partnership intends to use any net proceeds of offerings of securities under this prospectus for working capital and general business purposes, which may include the reduction of outstanding indebtedness, acquisitions and the development and redevelopment of certain properties in the operating partnership's portfolio. Pending the use thereof, the operating partnership intends to invest any net proceeds in short-term, interest-bearing securities.

DESCRIPTION OF OUR COMMON STOCK

        The following description of the terms of our common stock is only a summary. Our charter and bylaws may affect some of the terms of our common stock. For a complete description of the terms of all of our capital stock, including our common stock, we refer you to the Maryland General Corporation Law, our charter and our bylaws. Our charter and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Capitalization

        Our charter authorizes us to issue up to 220,000,000 shares of capital stock, consisting of 145,000,000 shares of common stock, $.01 par value per share, 15,000,000 shares of preferred stock, $.01 par value per share, and 60,000,000 shares of excess stock, $.01 par value per share (the "Excess Shares"). We had 36,840,655 shares of common stock (including shares of unvested restricted common stock) outstanding as of November 21, 2002. In addition, as of September 30, 2002, 4,021,000 shares of our common stock were reserved for issuance upon conversion of our outstanding Convertible Subordinated Debentures due December 15, 2002, 11,075,947 shares upon conversion of our outstanding Series A, Series B and Series D Preferred Stock, 1,612,499 shares upon exercise of employee stock options and 13,719,808 shares upon conversion of operating partnership units.

        Our charter provides that our Board of Directors (as used in this prospectus, the term "Board of Directors" may include any of its duly authorized committees) may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the classified or reclassified shares of stock. The terms of any stock classified or reclassified by our Board of Directors in accordance with our charter will be set forth in Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland prior to the issuance of any classified or reclassified stock.

        We have authorized and issued 3,627,131 shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 5,487,471 shares of Series B Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). The Series B Preferred Stock is on a parity with the Series A Preferred Stock. The Series A Preferred Stock and Series B Preferred Stock can be converted into shares of our common stock based on a formula set forth in the Articles Supplementary. As of the date of this prospectus the conversion ratio is one-for-one for both the Series A Preferred Stock and the Series B Preferred Stock. Rights of holders of the Series A Preferred Stock and Series B Preferred Stock include dividend and liquidation preferences over the holders of our common stock and voting rights in some circumstances. The terms of the Series A Preferred Stock and Series B Preferred Stock, including the liquidation preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption are set forth in the Articles Supplementary incorporated by reference as exhibits to our Annual Report on Form 10-K. See "Where You Can Find More Information."

        In connection with our stockholder rights plan, we designated 1,500,000 shares of preferred stock as shares of Series C Junior Participating Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), which may be issued to holders of rights if the rights become exercisable. Rights of holders of the Series C Preferred Stock include voting, dividend and liquidation preferences over the holders of our common stock. The Series C Preferred Stock is junior to the Series A Preferred Stock and Series B Preferred Stock with respect to both dividend and liquidation preferences. The terms of the Series C Preferred Stock, including the liquidation preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption are set forth in the Articles Supplementary incorporated by reference as an exhibit to our Annual Report on Form 10-K. See "Where You Can Find More Information." As of the date of this prospectus, no Series C Preferred Stock is outstanding. See "—Stockholder Rights Plan, Selected Provisions of Maryland Law and of Our Charter and Bylaws."

        In connection with our acquisition of Westcor we authorized 1,961,345 shares of Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"). Shares of the Series D Preferred Stock may be issued upon redemption by the holders of the convertible preferred units (the "Series D OP Units") of the operating partnership issued in the transaction. In general, holders of the Series D OP Units may, commencing July 26, 2003, require the operating partnership to redeem the units for, at the Company's election, cash in the amount of $36.55 per unit plus any accrued and unpaid distributions or one share of the Series D Preferred Stock, subject to adjustment under certain circumstances. The Series D Preferred Stock is on a parity with the Series A Preferred Stock and the Series B Preferred Stock. The Series D Preferred Stock can be converted into shares of our common stock based on a formula set forth in the Articles Supplementary. As of the date of this prospectus, the conversion ratio is one-for-one. Rights of holders of the Series D Preferred Stock include dividend and liquidation preferences over the holders of our common stock and voting rights in some circumstances. The terms of the Series D Preferred Stock, including the liquidation preference, conversion or other rights, voting powers, restrictions, and limitations as to dividends are set forth in the Articles Supplementary filed as an exhibit to our Current Report on Form 8-K, event date July 26, 2002. See "Where You Can Find More Information."

Issuance of Excess Shares

        Our charter provides that in the event of a purported transfer of stock or other event that will, if effective, result in any of the following:

  •
  a person owning stock in excess of the Ownership Limit or owning (directly or indirectly) more than a specified percentage of our common stock as determined in accordance with our charter (that person's "Percentage Limitation");

  •
  our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

  •
  our becoming "closely held" under Section 856(h) of the Internal Revenue Code (determined without regard to Internal Revenue Code Section 856(h)(2) and by deleting the words "the last half of" in the first sentence of Internal Revenue Code Section 542(a)(2) in applying Internal Revenue Code Section 856(h)); or

  •
  our disqualification as a REIT (each a "Prohibited Event"),

the relevant stock will automatically be exchanged for Excess Shares, to the extent necessary to ensure that the purported transfer or other event does not result in a Prohibited Event. Outstanding Excess Shares will be held in trust. The trustee of the trust will be appointed by us and will be independent of us, any purported record or beneficial transferee and any beneficiary of such trust (the "Beneficiary"). The Beneficiary will be one or more charitable organizations selected by the trustee.

        Our charter further provides that Excess Shares are entitled to the same dividends as the shares of stock exchanged for Excess Shares (the "Original Shares"). The trustee, as record holder of the Excess Shares, is entitled to receive all dividends and distributions in respect of the Excess Shares as may be authorized and declared by the Board of Directors and will hold the dividends or distributions in trust for the benefit of the Beneficiary. The trustee is also entitled to cast all votes that holders of the Excess Shares are entitled to cast. Excess Shares in the hands of the trustee will have the same voting rights as Original Shares. Upon our liquidation, dissolution or winding up, each Excess Share will be entitled to receive ratably with each other share of stock of the same class or series as the Original Shares, the assets distributed to the holders of the class or series of stock. The trustee will distribute to the purported transferee the amounts received upon our liquidation, dissolution or winding up, but only up to the amount paid by the purported transferee, or the market price for the Original Shares on the date of the purported transfer, if no consideration was paid by the transferee, and subject to additional limitations and offsets set forth in our charter.

        If, after the purported transfer or other event resulting in an exchange of stock for Excess Shares, dividends or distributions are paid with respect to the Original Shares, then the dividends or distributions will be paid to the trustee for the benefit of the Beneficiary. While Excess Shares are held in trust, Excess Shares may be transferred by the trustee only to a person whose ownership of the Original Shares will not result in a Prohibited Event. At the time of any permitted transfer, the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the Original Shares. Our charter contains provisions that prohibit the purported transferee of the Excess Shares from receiving in return for the transfer an amount that reflects any appreciation in the Original Shares during the period that the Excess Shares were outstanding. Our charter requires any amount received by a purported transferee, in excess of the amount permitted to be received, to be paid to the Beneficiary.

        Our charter further provides that we may purchase, for a period of 90 days during the time the Excess Shares are held in trust, all or any portion of the Excess Shares at the lesser of the price paid for the stock by the purported transferee (or if no consideration was paid, the market price at the time of such transaction) or the market price of the relevant shares as determined in accordance with our charter. The 90-day period begins on the date of the prohibited transfer if the purported transferee gives notice to the Board of Directors of the transfer or, if no notice is given, the date the Board of Directors determines in good faith that a prohibited transfer has been made.

        These provisions of our charter will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Amendments to our charter require the affirmative vote of at least two-thirds of the shares entitled to vote. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of our Company without the approval of the Board of Directors.

        All certificates representing shares of our common stock and our preferred stock bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of our outstanding stock must file an affidavit with us containing the information specified in our charter within 30 days after January 1 of each year. In addition, these and other significant stockholders are required, upon demand, to disclose to us in writing the information with respect to their direct, indirect and constructive ownership of shares that our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT.

Rights of Holders of Our Common Stock

        Subject to the provisions of our charter regarding Excess Shares (as described above), the holders of our common stock have full voting rights, one vote for each share held of record. Subject to the provisions of our charter regarding Excess Shares and the rights of holders of preferred stock, holders of our common stock are entitled to receive the dividends authorized by our Board of Directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up (but subject to the provisions of our charter and the rights of holders of preferred stock), the assets legally available for distribution to holders of our common stock will be distributed ratably among the holders of our common stock. Except as set forth in our stockholder rights plan, holders of our common stock have no preemptive or other subscription or conversion rights and no liability for further calls upon shares.

See "—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws." Our common stock is not subject to assessment.

        The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

        Under Maryland law and our bylaws, stockholders are entitled to receive prior notice of our annual and special meetings of stockholders. Notice is given to a stockholder when it is personally delivered to him or her, left at his or her residence or usual place of business, mailed to him or her at his or her address as it appears on our records or transmitted to him or her by electronic mail or other electronic means.

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the corporation's board of directors and by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of our charter, which provides that our Company is subject to termination at any time by the holders of a majority of the outstanding common stock entitled to vote on the matter, our charter does not provide for a lesser percentage in these situations.

Restrictions on Transfer and Ownership

        For us to qualify as a REIT under the Internal Revenue Code, all of the following conditions must be satisfied:

  •
  not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer "individuals" (as defined under the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year;

  •
  our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and

  •
  specific percentages of our gross income must be from particular sources.

See "Federal Income Tax Considerations—Taxation of Our Company" and "—Requirements for Qualification." Our charter restricts the ownership and transfer of shares of our stock.

        Subject to exceptions specified in our charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than the Ownership Limit. The attribution provisions are complex and may cause stock owned directly or indirectly by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 5% in value or in number of shares of stock (or the acquisition of an interest in an entity which owns stock) by an individual or entity could cause that individual or entity (or another individual or entity) to be deemed to own in excess of 5% in value or in number of shares of our outstanding capital stock, and thus subject that stock to the Ownership Limit. The Board of Directors, in its sole discretion, may waive the Ownership Limit with respect to stockholders, but is under no obligation to do so. As a condition of a waiver of the Ownership Limit, the Board of Directors may require opinions of counsel satisfactory to it or an agreement from the applicant that the applicant will not act to threaten our REIT status. Our charter excludes from the Ownership Limit some persons and their respective families and affiliates, but provides that no excluded participant may own (directly or indirectly) more than the excluded participant's Percentage Limitation, as described under "—Issuance of Excess Shares."

        Our charter provides that any purported transfer or issuance of shares, or other event, will be null and void if it results in a Prohibited Event. The intended transferee or purported owner in a transaction that results in a Prohibited Event will not acquire, and will retain no rights to, or economic interest in, those shares of stock. See "—Issuance of Excess Shares."

Stockholder Rights Plan, Selected Provisions of Maryland Law and of Our Charter and Bylaws

        In addition to the Ownership Limit, certain provisions of our charter and bylaws, as well as our stockholder rights plan, may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of our common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests. The following paragraphs summarize a number of these provisions, as well as selected provisions of the Maryland General Corporation Law. This summary is not complete. For a complete description, we refer you to our charter, bylaws and stockholders rights agreement (all of which are incorporated by reference into the registration statement of which this prospectus is a part) and to the Maryland General Corporation Law.

  Stockholder Rights Plan

        On November 10, 1998, we adopted a preferred share purchase rights plan (the "Rights Plan") and authorized a dividend distribution of one preferred share purchase right on each outstanding share of our common stock.

        The Rights Plan is designed to give the Board of Directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. The Rights Plan provides for a trigger percentage of 15% (with certain exceptions). In the event of a takeover attempt not approved by our Board, the holders of the rights may exercise them to purchase our common stock at a 50% discount or, in the event of a "squeeze out" transaction where we would not be the surviving entity, acquire stock of the acquiror at a 50% discount.

  Staggered Board of Directors

        Under our charter, the number of our directors—currently nine—may be established in accordance with our bylaws. The charter also provides that the directors are divided into three classes. Directors hold office for a term of three years and until their successors are duly elected and qualify. The classification of the Board may make the replacement of incumbent directors more time-consuming and difficult.

  Advance Notice of Director Nominations and New Business; Procedures for Special Meetings Requested by Stockholders

        Our charter and bylaws provide that for any stockholder proposal to be presented in connection with an annual meeting or special meeting of our stockholders, including a proposal to nominate a director, the stockholder must have given timely written notice of the proposal to the Secretary. The bylaws provide that nominations to the Board of Directors and the proposal of business to be considered by stockholders at the annual meeting of stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of the Board of Directors; or

  •
  by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures, including minimum and maximum time periods, set forth in our charter and bylaws.

        Our bylaws also provide that only the business specified in our notice of meeting may be brought before a special meeting of stockholders. Nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of the Board of Directors; or

  •
  if the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions, including minimum and maximum time periods, set forth in our charter or bylaws.

        Our bylaws also contain special procedures applicable to a special meeting of stockholders that is called at the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

  Exemptions for the Principals from the Maryland Business Combination Law

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority stockholder votes, unless, among other conditions, the holders of the corporation's common stock receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the time that the interested stockholder becomes an interested stockholder.

        As permitted by Maryland law, our charter exempts from these provisions any business combination between us and the Principals and their respective affiliates or related persons. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance with the super-majority vote requirements and the other provisions of the statute.

  Non-Stockholder Constituencies

        Under our charter, for the purpose of determining our Company's and our stockholders' best interests with respect to a proposed business combination or other transaction involving a change of control of our Company, our Board of Directors must give due consideration to all relevant factors, including, without limitation, the interests of our employees, the economy, community and societal interests and our Company's and our stockholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence.

  Other Provisions of our Charter

        Our charter authorizes our Board of Directors to classify and reclassify unissued shares and issue one or one or more series of common stock or preferred stock and authorizes the creation and issuance of rights entitling holders thereof to purchase from us shares of stock or other securities or property.

  Control Share Acquisitions

        Maryland law provides that the acquirer of over one-tenth or more of the voting stock of a Maryland corporation is not entitled to vote the shares in excess of the one-tenth threshold unless voting rights for the shares are approved by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in the corporation's charter or bylaws adopted before the acquisition of the shares. Our charter exempts from these provisions voting rights of shares owned by the Principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our stock. There can be no assurance that this bylaw will not be amended or eliminated in the future.

  Amendment to our Charter and Bylaws

        Amendments to our charter require the affirmative vote of holders of not less than two-thirds of all the votes entitled to be cast on the matter. Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

  Director Removal

        Subject to the rights of holders of any series of preferred stock, our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

  Dissolution of our Company

        Dissolution of our Company must be approved by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

  Supermajority Vote for Extraordinary Corporate Actions

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or in similar transactions outside the ordinary course of business unless approved by the corporation's board of directors and the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of our charter, which provides that our Company is subject to termination at any time by the vote of holders of a majority of our outstanding common stock entitled to vote on the matter, our charter does not provide for a lesser percentage in these situations.

  Limitation of Liability of Directors

        Our charter includes provisions that limit the liability of our directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. Our charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. In addition, we have entered into indemnification agreements with some of our officers and directors.

DESCRIPTION OF THE WARRANTS

        We may issue warrants for the purchase of shares of our common stock. We may issue warrants independently of or together with shares of common stock offered by any prospectus supplement, and we may attach the warrants to, or issue them separately from, shares of common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered warrants. The warrant agent will act solely as our agent in connection with the warrant certificates relating to the warrants and will not assume any obligation or relationship of agency or trust with any holders of warrant certificates or beneficial owners of warrants. The following summaries of certain provisions of the warrant agreements and warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the warrant agreement and the warrant certificates relating to each series of warrants which we will file with the SEC and incorporate by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of any series of warrants.

General

        The applicable prospectus supplement will describe the terms of the warrants, including as applicable:

  •
  the offering price;

  •
  the aggregate number of shares purchasable upon exercise of the warrants and the exercise price;

  •
  the number of warrants being offered;

  •
  the date, if any, after which the warrants and the underlying common stock will be transferable separately;

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  the date on which the right to exercise the warrants will commence, and the date on which the right will expire (the "Expiration Date");

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  the number of warrants outstanding, if any;

  •
  any material United States federal income tax consequences;

  •
  the terms, if any, on which we may accelerate the date by which the warrants must be exercised; and

  •
  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants for the purchase of shares of common stock will be offered and exercisable for United States dollars only and will be in registered form only.

        Holders of warrants will be able to exchange warrant certificates for new warrant certificates of different denominations, present warrants for registration of transfer, and exercise warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of any warrants, holders of the warrants will not have any rights of holders of shares of common stock, including the right to receive payments of dividends, if any, on shares of common stock, or to exercise any applicable right to vote.

Certain Risk Considerations

        Any warrants we issue will involve a degree of risk, including risks arising from fluctuations in the price of the underlying shares of common stock and general risks applicable to the securities market (or markets) on which the underlying shares of common stock are traded.

        Prospective purchasers of the warrants will need to recognize that the warrants may expire worthless and, thus, purchasers should be prepared to sustain a total loss of the purchase price of their warrants. This risk reflects the nature of a warrant as an asset which, other factors held constant, tends to decline in value over time and which may, depending on the price of the underlying shares of common stock, become worthless when it expires. The trading price of a warrant at any time is expected to increase if the price of or, if applicable, dividend rate on, the underlying securities increases. Conversely, the trading price of a warrant is expected to decrease as the time remaining to expiration of the warrant decreases and as the price of or, if applicable, dividend rate on, the underlying securities, decreases. Assuming all other factors are held constant, the more a warrant is "out-of-the-money" (i.e., the more the exercise price exceeds the price of the underlying securities and the shorter its remaining term to expiration), the greater the risk that a purchaser of the warrant will lose all or part of his or her investment. If the price of the underlying securities does not rise before the warrant expires to an extent sufficient to cover a purchaser's cost of the warrant, the purchaser will lose all or part of his or her investment in the warrant upon expiration.

        In addition, prospective purchasers of the warrants should be experienced with respect to options and option transactions, should understand the risks associated with options and should reach an investment decision only after careful consideration, with their financial advisers, of the suitability of the warrants in light of their particular financial circumstances and the information discussed in this prospectus and, if applicable, the prospectus supplement. Before purchasing, exercising or selling any warrants, prospective purchasers and holders of warrants should carefully consider, among other things:

  •
  the trading price of the warrants;

  •
  the price of the underlying securities at that time;

  •
  the time remaining to expiration; and

  •
  any related transaction costs.

Some of the factors referred to above are in turn influenced by various political, economic and other factors that can affect the trading price of the underlying securities and should be carefully considered prior to making any investment decisions.

        Purchasers of the warrants should further consider that the initial offering price of the warrants may be in excess of the price that a purchaser of options might pay for a comparable option in a private, less liquid transaction. In addition, it is not possible to predict the price at which the warrants will trade in the secondary market or whether any such market will be liquid. We may, but will not be obligated to, file an application to list any warrants on a United States national securities exchange. To the extent that any warrants are exercised, the number of warrants outstanding will decrease, which may result in a lessening of the liquidity of the warrants. Finally, the warrants will constitute direct, unconditional and unsecured obligations of our Company, and as such will be subject to any changes in our perceived creditworthiness.

Exercise of Warrants

        Each holder of a warrant will be entitled to purchase that number of shares of our common stock, at the exercise price, as will in each case be described in the prospectus supplement relating to the offered warrants. After the close of business on the Expiration Date (which may be extended by us), unexercised warrants will become void.

        Holders may exercise warrants by delivering to the warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the shares of common stock purchasable upon exercise, together with the information set forth on the reverse side of the warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five business days of the warrant certificate evidencing the exercised warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the underlying shares of commons stock purchasable upon such exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining amount of warrants.

Amendments and Supplements to Warrant Agreements

        We may amend or supplement the warrant agreement without the consent of the holders of the warrants issued under the agreement to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders.

Common Stock Warrant Adjustments

        Unless otherwise specified in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by, a warrant will be subject to adjustment in certain events, including:

  •
  payment of a dividend on our common stock payable in stock, and stock splits, combinations or reclassifications of our common stock;

  •
  issuance to all holders of our common stock of rights or warrants to subscribe for or purchase additional shares of our common stock at less than their current market price (as defined in the warrant agreement for that series of warrants); and

  •
  certain distributions of evidences of indebtedness or assets (including securities, but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in our common stock) or of subscription rights and warrants (excluding those referred to above).

        We will not be required to make an adjustment, unless the adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of common stock covered by, a warrant will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

        Unless otherwise specified in the applicable prospectus supplement, in the event of any:

  •
  consolidation or merger of our Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock);

  •
  sale, transfer, lease or conveyance of our assets substantially as an entirety; or

  •
  reclassification, capital reorganization or change of our common stock,

then any holder of a warrant will be entitled, on or after the occurrence of the event, to receive on exercise of the warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had the holder exercised the holder's warrant immediately prior to the occurrence of the event. If the consideration to be received upon exercise of the warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of the event, the exercise price of the warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if the common stock of the surviving entity were our common stock.

DESCRIPTION OF RIGHTS

        We may issue rights to our stockholders for the purchase of our common stock. Each series of rights will be issued under a separate rights agreement which we will enter into with a bank or trust company, as rights agent, all as set forth in applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the SEC, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

        The applicable prospectus supplement will describe the terms of any rights we issue, including as applicable:

  •
  the date for determining the stockholders entitled to participate in the rights distribution;

  •
  the aggregate number of shares of our common stock purchasable upon exercise of the rights and the exercise price;

  •
  the aggregate number of rights being issued;

  •
  the date, if any, on and after which the rights may be transferable separately;

  •
  the date on which the right to exercise the rights commences and the date on which the right expires;

  •
  the number of rights outstanding, if any;

  •
  any material United States federal income tax consequences; and

  •
  any other terms of the rights, including the terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Rights will be exercisable for United States dollars only and will be in registered form only.

FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the current material federal income tax consequences to our Company and to our stockholders generally resulting from the treatment of our Company as a REIT. Because this section is a general summary, it does not address all of the potential federal income tax issues which may be relevant to you in light of your particular circumstances. Further, this section does not address any state, local, or foreign tax considerations. The discussion in this section is based on and is qualified in its entirety by the current Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department ("Treasury") regulations, all as in effect on the date hereof. Subsequent changes to any of the above may affect the tax consequences described in this section, possibly on a retroactive basis.

        THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT AND YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 1994. We believe that we are organized and have operated in a manner which qualifies for taxation as a REIT under the Internal Revenue Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, and which depend, in part, on our operating results.

        The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Taxation of our Company

        We generally are not subject to federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually as long as we qualify as a REIT. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results from investment in a corporation.

        Notwithstanding our qualification as a REIT, we are subject to federal income tax as follows:

  •
  we are taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);

  •
  if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the excess of 90% of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, multiplied by a fraction intended to reflect our profitability;

  •
  we are subject to a tax of 100% on net income from any "prohibited transaction;"

  •
  we are subject to tax, at the highest corporate rate, on net income from (a) the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property;

  •
  if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

  •
  if we acquire any asset from a "C corporation" (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a ten-year period beginning on the date that we acquired the asset, then the asset's "built in" gain will be subject to tax at the highest regular corporate rate; and

  •
  we are subject to the corporate alternative minimum tax, as well as additional taxes if we find ourselves in situations not presently contemplated.

        Macerich Management Company and Westcor Partners, LLC are taxed on their income at regular corporate rates. We use the calendar year both for federal income tax purposes and for financial reporting purposes.

Requirements for Qualification

        To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) assets tests and (d) annual distribution requirements.

        Organizational Requirements.    We must be organized as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

  (4)
  that is neither a financial institution nor an insurance company subject to specified provisions of the Internal Revenue Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals"); and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets.

        The Internal Revenue Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Our charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in "Description of Our Common Stock—Restrictions on Transfer and Ownership."

        We are treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.

        Gross Income Tests.    We must satisfy the following two separate gross income tests each year:

  •
  75% Gross Income Test. At least 75% of our gross income (excluding gross income from prohibited transactions) must consist of income derived directly or indirectly from investments relating to real property, mortgages on real property (including rents from real property and, in some circumstances, interest), or some types of temporary investment income.

  •
  95% Gross Income Test. At least 95% of our gross income (excluding gross income from prohibited transactions) must consist of items that satisfy the 75% gross income test and dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

In addition, for each taxable year beginning before January 1, 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of our gross income (including gross income from prohibited transactions).

        In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the operating partnership and the Property Partnerships will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described in this prospectus.

        Rents from Real Property.    Rents received by us qualify as "rents from real property" in satisfying the gross income tests described above if the following conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. An amount received or accrued generally is not excluded from the term "rents from real property" solely because the amount is based on a fixed percentage or percentages of receipts or sales. Second, we, or an owner of 10% or more of our equity securities, must not directly or constructively own 10% or more of a tenant. Third, if more than 15% of the total rent we receive under the lease is attributable to personal property leased in connection with a lease of real property, then the portion of rent attributable to that personal property does not qualify as "rents from real property." Finally, we generally must not operate or manage the property, or furnish or render services to the tenants of the property, other than through an independent contractor from whom we do not derive revenue. However, we may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only or are not otherwise considered "rendered to the occupant" for its convenience. A de minimis amount of up to 1% of the gross income may be received by us from each property from the provision of non-customary services without disqualifying all other amounts received from that property as "rents from real property." However, the de minimis amount itself will not qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including "non-customary" services) through a taxable REIT subsidiary, which includes a corporation other than a REIT in which we hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates.

        Macerich Property Management Company, LLC and Macerich Westcor Management, LLC, which do not satisfy the independent contractor standard, as managers for the operating partnership and certain Property Partnerships, have provided and will continue to provide services with respect to the Centers (other than the Joint Venture Centers) and any newly-acquired, wholly-owned property of the operating partnership or certain Property Partnerships. We believe that all of the services so provided were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only. Therefore, the provision of those services will not cause the rents received with respect to the Centers or newly-acquired centers to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. In addition, we have elected taxable REIT subsidiary status with respect to Macerich Management Company and Westcor Partners, LLC. If the operating partnership or a Property Partnership contemplates providing services in the future that reasonably might be expected to fail the "usual or customary" standard, it will arrange to have those services provided by an independent contractor from which neither the operating partnership nor the Property Partnership receives any income, or provided (either directly or indirectly through a subsidiary entity) by a management company that has elected taxable REIT subsidiary status.

        Prohibited Transactions.    Net income from prohibited transactions is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We believe that none of the assets owned by the operating partnership, the Property Partnerships, or us are held for sale to customers. Further, the sale of any Center and associated property will not be in the ordinary course of business of the operating partnership, the relevant Property Partnership or us. We will attempt to comply with the terms of the safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be characterized as prohibited transactions. However, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances, including those related to a particular property. As such, complete assurance cannot be given that we can comply with the safe-harbor provisions of the Internal Revenue Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

        Our investment in the Centers through the operating partnership and Property Partnerships should give rise to qualifying income in the form of rents and gains on the sales of Centers. Substantially all income derived by us from Macerich Management Company will be in the form of dividends on the stock owned by the operating partnership. While these dividends only satisfy the 95% (and not the 75%) gross income test, we anticipate that non-qualifying income on our investments (including dividend income) will not result in our failing any of the gross income tests.

        Relief Provisions for Failing the 75% or the 95% Gross Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Internal Revenue Code. Relief provisions are generally available if (1) our failure to meet the tests is due to reasonable cause and not willful neglect, (2) we attach a schedule of the sources of our income to our tax return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "—Taxation of our Company," even if the relief provisions apply, a tax will be imposed with respect to our excess gross income, reduced by approximated expenses.

        Asset Tests.    We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:

  •
  at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest and (2) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our Company), cash, cash items and government securities;

  •
  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

  •
  of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary), and we may not own more than 10% of the vote or value of any one issuer's outstanding securities (unless the issuer is a taxable REIT subsidiary or we can avail ourselves of the rules relating to "straight debt"); and

  •
  not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Our investment in the Centers through our interest in the operating partnership and Property Partnerships will constitute qualified assets for purposes of the 75% asset test.

        The operating partnership owns 100% of the non-voting preferred stock of Macerich Management Company, which has elected taxable REIT subsidiary status. In addition, we and the operating partnership own indirectly 100% of the interests in Westcor Partners, LLC, which also has elected taxable REIT subsidiary status. Because we have a partnership interest in the operating partnership, we are deemed to own our pro rata share of the assets of the operating partnership, including the securities of Macerich Management Company and the interests in Westcor Partners, LLC. Macerich Property Management Company, LLC and Macerich Westcor Management, LLC are both single member limited liability companies that are disregarded for federal income tax purposes.

        Because the management companies are either taxable REIT subsidiaries or are disregarded entities for federal income tax purposes, the operating partnership does not violate the limitation on holding more than 10% of the securities of any one issuer. In addition, not more than 20% of our total assets consist of securities issued by the management company that has elected taxable REIT subsidiary status. However, the Internal Revenue Code contains two provisions that ensure that taxable REIT subsidiaries are subject to an appropriate level of federal income taxation. First, they are limited in their ability to deduct certain interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of the excess.

        Annual Distribution Requirements.    We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (1) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (2) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

        From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. We are required to arrange through the operating partnership any borrowings for the purpose of making distributions to stockholders.

        Under circumstances relating to any Internal Revenue Service (the "IRS") audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        To elect taxation as a REIT under applicable Treasury Regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

        Affiliated REITs.    The operating partnership owns 100% of the outstanding common stock of Macerich PPR Corp., which in turn owns a 51% interest in Pacific Premier Retail Trust. These affiliated REITs must also meet the REIT tests discussed above. The failure of either of these affiliated REITs to qualify as a REIT could cause us to fail to qualify as a REIT, because we would then own (through the operating partnership) more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a taxable REIT subsidiary. We believe that the affiliated REITs have been organized and operated in a manner that will permit them to qualify as REITs.

Failure to Qualify as a REIT

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to specified limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Stockholders

  Taxation of Taxable Domestic Stockholders

        As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders will be taxed as follows:

  •
  Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) constitute ordinary income to the U.S. stockholders and are not eligible for the dividends received deduction for corporations.

  •
  Distributions in excess of current and accumulated earnings and profits are not taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder.

  •
  Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income.

  •
  Distributions declared by us in October, November or December of any year payable to a stockholder of record on a specified date in October, November or December will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

  •
  Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

  •
  In general, any loss upon a sale or exchange of shares by a stockholder who has held its shares for six months or less (after applying holding period rules), is treated as a long-term capital loss to the extent of distributions from us required to be treated by that stockholder as long-term capital gain.

  Backup Withholding

        We will report to our U.S. stockholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid, unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See "—Taxation of Foreign Stockholders."

  Treatment of Tax-Exempt Stockholders

        Distributions from us to a tax-exempt employee pension trust, or other domestic tax-exempt stockholder, generally will not constitute unrelated business taxable income ("UBTI"), unless the stockholder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs' distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts and (2) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of our common stock in our charter will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by the Board of Directors.

  Taxation of Foreign Stockholders

        This section provides a brief summary of the complex rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders"). Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

        Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will ordinarily be subject to a withholding tax of 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner that U.S. stockholders are taxed with respect to distributions of this kind (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). We expect to withhold United States income tax at the rate of 30% on the gross amount of any distributions of this kind made to a Non-U.S. Stockholder, unless (1) the Non-U.S. Stockholder files an IRS Form W-8BEN with us certifying that a lower treaty rate applies, or (2) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that these distributions do not exceed the adjusted basis of a stockholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, these distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares in our Company, as described below. If it cannot be determined, at the time a distribution is made, whether or not that distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if the gain is effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against the Non-U.S. Stockholder FIRPTA tax liability.

        Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT" (defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons). We currently anticipate that we constitute a domestically controlled REIT, although there can be no assurance that we will retain that status. If we are not domestically controlled, gain recognized by a Non-U.S. Stockholder will continue to be exempt under FIRPTA if that non-U.S. Stockholder at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (1) investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to the gain; or (2) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder will be subject to the same treatment as U.S stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

        If the proceeds of a sale of shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding, unless the disposing Non-U.S. Stockholder certifies as to his or her name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if: (1) the payment is made through an office outside the U.S. of a broker that is (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S., or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and (2) the broker fails to initiate documentary evidence that the stockholder is a Non-U.S. Stockholder and that specified conditions are met or that the Non-U.S. Stockholder otherwise is entitled to an exemption.

Tax Aspects of Our Investments in Partnerships

        We hold direct or indirect interests in the operating partnership and the Property Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership. Further, the partners are potentially subject to tax thereon without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the items of income, gain, loss, deduction and credit of the Partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See "—Requirements for Qualification—Gross Income Tests". Any resultant increase in our REIT taxable income will increase our distribution requirements (see "—Requirements for Qualification—Annual Distribution Requirements").

        However, these increases will not be subject to federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see "—Requirements for Qualification—Asset Tests"), we will include our proportionate share of assets held by the Partnerships.

  Tax Allocations with Respect to Contributed Properties

        Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of the property at the time of contribution (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed principally by way of contributions of appreciated property. Consequently, the Partnership Agreement requires these allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

        In general, the limited partners of the operating partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury Regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating these deductions to the non-contributing partners (i.e., the REIT and the other non-contributing partners) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners that contributed the property. The operating partnership intends to elect the traditional method of rectifying the Book-Tax Difference under the applicable Treasury Regulations, under which, if depreciation deductions are less than the non-contributing partners' share of book depreciation, then the non-contributing partners lose the benefit of these deductions ("ceiling rule"). When the property is sold, the resulting tax gain is used to the extent possible to eliminate the Book-Tax Difference (reduced by any previous book depreciation). Because of the application of the ceiling rule it is anticipated that tax depreciation will be allocated substantially in accordance with the percentages of OP units held by us and the limited partners of the operating partnership, notwithstanding Section 704(c) of the Internal Revenue Code. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of those contributed assets in excess of the economic or book depreciation allocated to them, and possibly the economic and book income or gain allocated to them as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "—Requirements for Qualification—Annual Distribution Requirements."

Other Tax Considerations

  The Management Companies

        A portion of the cash to be used by the operating partnership to fund distributions to partners, including us, may come from the management companies through distributions on the stock or limited liability company interests that will be held by the operating partnership. The management companies will receive income from the operating partnership, the Property Partnerships and unrelated third parties. Because we, the operating partnership and the management companies are related through stock or other ownership, income of the management companies from services performed for us and the operating partnership may be subject to rules under which additional income may be allocated to the management companies. The management companies (other than Macerich Property Management Company, LLC and Macerich Westcor Management, LLC) will pay federal and state income tax at the full applicable corporate rates on their income prior to payment of any distributions. The management companies will attempt to minimize the amount of these taxes, but there can be no assurance whether, or the extent to which, measures taken to minimize taxes will be successful. To the extent that the management companies are required to pay federal, state or local taxes, the cash available for distribution by us to stockholders will be reduced accordingly.

  Possible Legislative or Other Actions Affecting Tax Consequences

        You should recognize that the present federal income tax treatment of investment in our Company may be modified by legislative, judicial, or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of federal tax laws could adversely affect the tax consequences of investment in our Company.

  State and Local Taxes

        Our Company and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which our Company or they transact business or reside. The state and local tax treatment of our Company and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any of the securities.

PLAN OF DISTRIBUTION

        The securities being offered by this prospectus may be sold:

  •
  through agents,

  •
  to or through underwriters,

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  through broker-dealers (acting as agent or principal),

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  directly by us to purchasers, through a specific bidding or auction process or otherwise, or

  •
  through a combination of any such methods of sale.

        We may effect the distribution of securities from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded.

        We may offer and sell securities to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will set forth any managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities.

        Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with their sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

        We or any underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from us or the underwriters and/or commissions from the purchasers for whom they may act as agent. If we sell the securities to a dealer, as principal, the dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

        Any underwriting compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify any underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act of 1933, incurred by them in connection with their services to us.

        We may also offer and sell the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms") acting as principals for their own accounts or as our agents. We will identify any remarketing firm and describe the terms of our agreement with it, if any, including its compensation, in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed by them. We may agree to indemnify remarketing firms against civil liabilities, including liabilities under the Securities Act of 1933, incurred by them in connection with their services to us, and they may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        We may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on the date or dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of the securities sold pursuant to these contracts will be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom dealers may make these arrangements include commercial and savings banks, insurance companies, pension funds, investment companies, and educational and charitable institutions. In all cases, these arrangements will be subject to our approval. These contracts will not be subject to any conditions except:

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  the purchase by the institution of the securities may not at the time of delivery be prohibited by law; and

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  if we are also selling securities to underwriters, we must have sold to the underwriters the total principal amount of the securities we are offering less the principal amount of the securities covered by the contracts.

Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, us in the ordinary course of business.

        Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

        Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of our securities by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

        Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities.

EXPERTS

        Our financial statements and related financial statement schedules, except as they relate to SDG Macerich Properties, L.P., incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the adoption by us of Staff Accounting Bulletin 101 and Statement of Financial Accounting Standard No. 133, both as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to SDG Macerich Properties, L.P., on the report of KPMG LLP, independent accountants, both of whose reports appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

        The financial statements of Pacific Premier Retail Trust incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the adoption by Pacific Premier Retail Trust of Staff Accounting Bulletin 101) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The balance sheets of SDG Macerich Properties, L.P. as of December 31, 2001 and 2000 and the related statements of operations, cash flows and partners' equity for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule (Schedule III), have been incorporated by reference herein and in the registration statement by reference to our Annual

Report on Form 10-K for the fiscal year ended December 31, 2001, in reliance upon the report of KPMG LLP, independent accountants, and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 financial statements contains an explanatory paragraph that states that SDG Macerich Properties, L.P. changed its method of accounting for overage rents in 2000.

        The consolidated financial statements of Westcor Realty Limited Partnership as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 appearing in our Current Report on Form 8-K/A for the event date July 26, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        O'Melveny & Myers LLP will pass on legal matters relating to the validity of the securities and certain tax matters for us. O'Melveny & Myers LLP will rely as to selected matters of Maryland law on the opinion of Ballard Spahr Andrews & Ingersoll, LLP. O'Melveny & Myers LLP has in the past represented and is currently representing us and some of our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed our registration statement on Form S-3 with the SEC under the Securities Act of 1933 with respect to the securities. The registration statement and the exhibits to the registration statement contain more information than this prospectus does. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC's public reference facility at:

        Securities and Exchange Commission
        Room 1024
        450 Fifth Street, N.W.
        Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room listed above, or through the web site listed above. In addition, you may inspect and copy reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supercede the information included or incorporated by reference in this prospectus. We incorporate by reference in this prospectus the following information:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

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  our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

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  our Current Reports on Form 8-K for event dates February 19, 2002, February 25, 2002, July 26, 2002, as amended by Form 8-K/A, and November 21, 2002; and

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  the descriptions of our common stock and our preferred share purchase rights which are contained in registration statements filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.

        We also incorporate by reference any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Corporate Secretary
        The Macerich Company
        401 Wilshire Boulevard, No. 700
        Santa Monica, California 90401
        Telephone: (310) 394-6000

You should rely only on the information contained or incorporated in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is prohibited. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospectus may have changed since then.

13,200,000
Shares of Common Stock

Deutsche Bank Securities
Salomon Smith Barney
Credit Suisse First Boston
JPMorgan
Lehman Brothers
McDonald Investments Inc.

Prospectus Supplement
(To Prospectus dated November 21, 2002)

November 21, 2002

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ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
Our Company
Recent Developments
The Offering
USE OF PROCEEDS
CAPITALIZATION
HISTORICAL PRICE RANGE AND DIVIDENDS
OUR COMPANY
PROPERTIES
MANAGEMENT
UNDERWRITING
LEGAL MATTERS
RISK FACTORS
Risks Related to Real Estate Investments
Risks Related to Conflicts of Interest
Other Risks Affecting our Business and Operations
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
OUR COMPANY
USE OF PROCEEDS
DESCRIPTION OF OUR COMMON STOCK
DESCRIPTION OF THE WARRANTS
DESCRIPTION OF RIGHTS
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION